Rentokil Initial

RECEIVED

2009 MAR 11 P 1:34

[redacted]

09045569

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

FILE NO: 82-34878

1 March 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Preliminary Results for the year ended 31 December 2008
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Directorate Change
6. Releases to the London Stock Exchange.	6. Holdings in Company x2

PROCESSED

MAR 2 6 2009

THOMSON REUTERS

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

Paul Griffiths
Company Secretary

dw 3/12

Registered in England No. 5393279
Registered Office: as above.

Rentokil Initial

Holding(s) in Company

RNS Number : 8698M
Rentokil Initial PLC
05 February 2009

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (N/a)

An event changing the breakdown of voting rights: (N/a)

Other (please specify) : (N/a)

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group plc

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

02 February 2009

6. Date on which issuer notified:

04 February 2009

7. Threshold(s) that is/are crossed or reached:

From 3%-4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord GBP 0.01p	71,417,850	71,417,850

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP 0.01p GB00B082RF11	72,940,139	72,940,139		4.01%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
72,940,139	4.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (72,940,139 - 4.01% = LGAS, LGPL & PMC)

- Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (66,389,675 - 3.65% = PMC)
- Legal & General Insurance Holdings Limited (Direct) (LGIH)
- Legal & General Assurance (Pensions Management) Limited (PMC) (66,389,675 - 3.65% = PMC)
- Legal & General Assurance Society Limited (LGAS & LGPL)
- Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/a

11. Number of voting rights proxy holder will cease to hold: N/a

12. Date on which proxy holder will cease to hold voting rights: N/a

13. Additional information:

Notification using the total voting rights figure of 1,814,831,011

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2710

Annex to Notification of Major Interests in Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Helen Lewis (LGIM)

Contact address (registered office for legal entities):

N/a

Phone number:

020 3124 3851

Other useful information (at least legal representative for legal persons):

N/a

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

N/a

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/a

C: Additional information:

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLUVVORKWRURAR

Rentokil Initial

Holding(s) in Company

RNS Number : 2235N
Rentokil Initial PLC
12 February 2009

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (N/a)

An event changing the breakdown of voting rights: (N/a)

Other (please specify) : (N/a)

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

10 February 2009

6. Date on which issuer notified:

11 February 2009

7. Threshold(s) that is/are crossed or reached:

From 4% to 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord GBP 0.01p	72,940,139	72,940,139

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
Ord GBP 0.01p GB00B082RF11	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	72,494,739	72,494,739		3.99%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
72,494,739	3.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (72,494,739 - 3.99% = LGAS, LGPL & PMC)

- Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (65,944,275 - 3.63% = PMC)
- Legal & General Insurance Holdings Limited (Direct) (LGIH)
- Legal & General Assurance (Pensions Management) Limited (PMC) (65,944,275 - 3.63% = PMC)
- Legal & General Assurance Society Limited (LGAS & LGPL)
- Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/a

11. Number of voting rights proxy holder will cease to hold: N/a

12. Date on which proxy holder will cease to hold voting rights: N/a

13. Additional information:

Notification using the total voting rights figure of 1,814,831,011

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2710

Annex to Notification of Major Interests in Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Helen Lewis (LGIM)

Contact address (registered office for legal entities):

N/a

Phone number:

020 3124 3851

Other useful information (at least legal representative for legal persons):

N/a

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

N/a

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/a

C: Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as

appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the

direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLUURARKBRUAAR

RENTOKIL INITIAL PLC (RTO)
PRELIMINARY UNAUDITED RESULTS FOR YEAR ENDED 31 DECEMBER 2008

Results	2008 AER	Growth AER	Growth CER	Q4 2008 AER	Growth AER	Growth CER
Revenue	**£2,409.9m**	9.4%	2.2%	**£631.0m**	8.8%	(0.4%)
Operating profit*	**£147.6m**	(41.2%)	(50.8%)	**£40.5m**	(36.7%)	(49.0%)
Adjusted profit before tax**	**£107.9m**	(48.5%)	(60.1%)	**£36.7m**	(43.2%)	(56.0%)

AER – actual exchange rates; CER – constant 2007 exchange rates
**before amortisation and impairment of intangibles, ** before amortisation, impairment of intangibles and one-off items*

Significant progress on customer service and operational excellence in major turnaround businesses

City Link:

Q4 customer service continued around 98.5% target, record consignments in week prior to Christmas, annualised £30 million removed from cost base

UK Washrooms:

Q4 customer service restored and running at 95% target, slowing trend in terminations and credits, some progress on accounts receivable in January

UK Pest:

Customer service now maintained at very high levels reaching 98.9% in Q4, though revenue progression is unsatisfactory

Australia Pest Control and Washrooms:

Customer service restored, businesses delivering operational improvements and emerging signs of financial recovery

Three-year plan formulated in October 2008 centred on five key strategic thrusts underway

- Delivering outstanding customer service
- Developing the capability of our organisation and people
- Delivering operational excellence in all our processes and functions
- Operating at lowest possible cost consistent with our service objectives
- Delivering profitable growth through organic actions and bolt-on acquisitions

Cash generation receiving high priority, given uncertain economic outlook

- Working capital - emphasis on Accounts Receivable
- Capital expenditure – improving utilisation of plant, vehicles & equipment for rental
- Cost saving programmes
- No final dividend

Alan Brown, Chief Executive Officer of Rentokil Initial plc, said:

"Clearly a challenging year for Rentokil Initial, but we are making progress on fixing our operational problems and improving predictability of profits. I am particularly pleased at the remarkable improvement in customer service in the turnaround businesses which is testament to the loyalty and commitment of our front line colleagues.

"Looking forward, we have developed a simple, robust, operationally focused strategy for the business which will over time produce substantial rewards. In the short term, however, trading conditions will be tough. Though our existing lines of credit extend for the most part to 2012, we have decided not to pay a final dividend in order to preserve and improve our financial headroom and to allow time for the operational recovery to deliver improved profitability. A number of other measures are being taken to optimise working capital and capital expenditure.

"I continue to expect substantial year on year improvement in City Link during the second half of 2009 despite adverse market conditions in the UK."

Shareholder/analyst enquiries:

Michael Murray, Chief Financial Officer	Rentokil Initial plc	020 7592 2700
Katharine Rycroft, Head of Investor Relations		

Media enquiries:

Malcolm Padley, Head of Corporate Communications	Rentokil Initial plc	07788 978 199
Kate Holgate / Tom Williams	Brunswick Group	020 7404 5959

A presentation for analysts and shareholders will be held on Friday 20 February 2009 at 9:15 am. This will be available via a live audio webcast at www.rentokil-initial.com.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements. Forward-looking statements speak only as of the date they are made and no representation or warranty, whether expressed or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company's legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this announcement relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this announcement should be construed as a profit forecast.

Financial Summary

£million	Fourth Quarter			Full Year		
	2008	2007	change	2008	2007	change
Pro forma continuing operations[1]						
At 2007 constant exchange rates[2]						
Revenue	**569.9**	572.2	*(0.4%)*	**2,252.9**	2,203.4	*2.2%*
Operating profit before amortisation & impairment of intangibles[3]	**31.9**	62.5	*(49.0%)*	**123.6**	251.1	*(50.8%)*
Add back: one-off items	**16.1**	18.1	*(11.0%)*	**19.3**	28.4	*(32.0%)*
Adjusted operating profit[4]	**48.0**	80.6	*(40.4%)*	**142.9**	279.5	*(48.9%)*
Share of profit from associates (net of tax)	**0.6**	0.3	*100.0%*	**2.2**	2.0	*10.0%*
Interest	**(20.9)**	(17.9)	*(16.8%)*	**(61.5)**	(71.9)	*14.5%*
Adjusted profit before income tax[4] at constant exchange rates	**27.7**	63.0	*(56.0%)*	**83.6**	209.6	*(60.1%)*
Continuing operations[1]						
At actual exchange rates						
Revenue	**631.0**	579.7	*8.8%*	**2,409.9**	2,203.4	*9.4%*
Operating profit before amortisation & impairment of intangibles[5]	**40.5**	64.0	*(36.7%)*	**147.6**	251.1	*(41.2%)*
Amortisation of intangible assets[6] & impairment of goodwill	**(26.6)**	(10.8)	*(146.3%)*	**(65.5)**	(39.2)	*(67.1%)*
Operating profit	**13.9**	53.2	*(73.9%)*	**82.1**	211.9	*(61.3%)*
Share of profit from associates (net of tax)	**0.7**	0.4	*75.0%*	**2.6**	2.0	*30.0%*
Net interest payable	**(20.9)**	(17.9)	*(16.8%)*	**(61.9)**	(71.9)	*13.9%*
Profit before income tax	**(6.3)**	35.7	-	**22.8**	142.0	*(83.9%)*
Profit for the year including discontinued operations				**21.4**	658.5	-
Adjusted profit before income tax[7] at actual exchange rates	**36.7**	**64.6**	***(43.2%)***	**107.9**	**209.6**	***(48.5%)***
Free cash flow[8]				**34.9**	102.1	*(65.8%)*
Basic earnings per share (continuing operations)				**0.76p**	6.06p	*(87.5%)*
Dividend per share (proposed)				**nil**	5.25p	-

[1]All figures are for continuing operations and are unaudited.
[2]Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2007. £/$ average rates: FY 2008 1.8527; FY 2007 2.0038. £/€ average rates: FY 2008 1.2597; FY 2007 1.4586.
[3]Before amortisation of intangible assets (other than computer software and development costs) of £47.4m (2007: £39.2m) and goodwill impairment charges of £12.8m (2007: £nil) for the full year.
[4]Before amortisation of intangible assets (other than computer software and development costs) of £47.4m (2007: £39.2m), goodwill impairment charges of £12.8m (2007:£nil) and items of a one-off nature of £19.3m (2007: £28.4m) for the full year. See Appendix 4 for further details.
[5]Before amortisation of intangible assets (other than computer software and development costs) of £51.1m (2007: £39.2m) and goodwill impairment charges of £14.4m (2007: £nil) for the full year.
[6]Other than computer software and development costs.
[7]Before amortisation of intangible assets (other than computer software and development costs) of £51.1m (2007: £39.2m), goodwill impairment charges of £14.4m (2007:£nil) and items of a one-off nature of £19.6m (2007: £28.4m) for the full year. See Appendix 4 for further details.
[8]Cash flow before acquisitions, disposals, equity dividend payments and special pension contribution (see note 17).

Basis of preparation

In all cases references to operating profit are for continuing businesses before amortisation and impairment of intangible assets (other than computer software and development costs). References to adjusted operating profit and adjusted profit before income tax also exclude items of a one-off nature, totalling a net cost of £19.3 million (2007: £28.4 million) that have impacted the full year results. They relate mainly to the group's restructuring programme and consist of consultancy, redundancy and reorganisation costs net of the profit on sale of certain properties. They have been separately identified as they are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods. An analysis of these costs by division is provided in Appendix 4. This commentary reflects the management divisional structure and not the statutory segmental information (see note 1c). Changes will be made to segmental reporting with effect from 1 January 2009 following the introduction of IFRS 8: Operating Segments. Further details are given at the end of this statement. All comparisons are at constant 2007 full year average exchange rates.

REVIEW OF THE YEAR

Rentokil Initial appointed a new leadership team in 2008. This team concluded that while the group comprises businesses which operate in leading market positions, overall performance had been undermined by major operational weaknesses. These include lack of focus on customer service and results, insufficient focus on operational excellence and consistent failure to execute major change or acquisition integration programmes.

Three-year plan

Between June and October 2008 the group developed a three-year plan to address these issues. The Group's ***Mission*** is to deliver ***added value*** services to our customers in our ***existing*** portfolio of businesses through our network of over ***1000 branches***. Our ***Vision*** is to be the ***best at what we do*** by doing what is best for our customers, colleagues and shareholders. Our ***Values*** focus on ***Service, Relationships and Teamwork***, underpinned by complementary ***Behaviours*** – we keep our promises, we communicate and we support our colleagues. We have also established a number of ***Goals*** – see below.

The major part of the three year plan, however, focuses on ***five strategic thrusts:***

Delivering outstanding customer service

We will drive customer service across all our businesses with the goal of achieving 95%+ State of Service (98.5% for City Link, 99%+ for Textiles), ensuring personal accountability for customer relationships and instilling our common values and behaviours across the group.

Developing the capability of our organisation and people

This involves establishing category capability in the Pest Control, Washrooms and Ambius businesses, further development of information systems and processes (for example the roll out of the iCABS system and KPI infrastructure), driving HR initiatives (including performance management and global grading) and upgrading functional & operational management. In 2009 the Company intends to invest circa £20 million to develop the capability of the organisation in a number of areas.

Delivering operational excellence in all our processes and functions

Our aim is to introduce consistent goals and performance measures across the group, establish a standard operating framework, drive common systems across all businesses and geographies and fix those businesses with operational difficulties, notably City Link, UK Pest Control and UK Washrooms.

Operating at lowest possible cost consistent with our service objectives

There is an opportunity across the group to drive down administration costs, increase service agent productivity, deliver procurement savings, increase European Textiles' processing productivity, streamline the City Link infrastructure, maximise route optimisation and reduce Days Sales Outstanding. In 2009 the Company plans to reduce costs by some £50 million and develop a plan to reduce administration costs which are currently 20% of group revenue.

Delivering profitable growth through organic actions and bolt-on acquisitions

We aim to achieve greater sales productivity through targeting the right customers, increasing penetration of existing customers as well as adding new ones, appointing talented sales teams and developing their skill sets. We will improve our business marketing through product and service development, lead generation and brand development. Finally we will continue to acquire smaller companies and enter new and developing markets.

Excellent progress has been made on the first thrust - customer service - examples of which can be found in the divisional review on pages 9 to 18. There remains much more to do with the remaining thrusts. We will provide progress updates on a quarterly basis.

Goals

We have identified 18 key performance indicators (KPIs) under the following three categories: Colleagues, Customers and Shareholders. We will update the market on progress against these from time to time. In some cases the operational KPI data is selective rather than representative of the whole group as we are still in the early stages of collecting this data. Baseline data will therefore change over time. With that caveat, results for 2008 and selective targets for 2009 are shown below:

Colleagues	**2008**	**2009**
Colleague engagement (Rentokil & Ambius)	*73%*	
Sales colleague retention	*63%*	
Service colleague retention	*66%*	
H&S Lost time through accidents (LTA)	*1.8*	
Customers		
Gross sales % of opening portfolio	18.9%	
Customer retention %	80.9%	
Net gain % of opening portfolio	2.9%	
Job sales % of total revenue	26%	
State of Service	*96%*	
Customer satisfaction (Net promoter score)	*n/a*	
Shareholders		
Organic revenue growth	(0.8%)	
Total revenue growth (inc. acquisitions)	2.2%	
APBITA margin (%)	6.3%	
Debtors (Days sales outstanding - DSO)	65	59
Cost savings delivered in year		£50m
Cash conversion targets as % operating profit	85%	95%
Gross capex as % of depreciation	115%	

Overview of performance in 2008

Overall the group's financial performance in 2008 has been disappointing, with all divisions other than Facilities Services posting year on year declines. Adjusted group operating profit fell 48.9% on revenue up 2.2%. In general this has been caused by poor performances in five businesses. These are City Link, UK Washrooms, UK Pest Control, Australia Washrooms and Australia Pest Control. Excluding these turnaround businesses and central cost comparatives for 2007 which benefited from one-off gains, adjusted operating profit in the remainder of the group was down 4.0% on revenue up 5.7%. The bulk of this 4% decline occurred in the European Textiles & Washrooms business where cost management was unsatisfactory, though growth was strong.

Improving the profitability of these turnaround businesses is the key to improving the profitability of the group. In 2007 they had combined revenues and adjusted operating profits of £631.6 million and £95.1 million respectively. In 2008 these figures were £590.9 million and a loss of £22.2 million.

Full year financial overview

Full year revenue of £2,252.9 million was 2.2% above the same period last year, 9.4% at actual exchange rates. Organic revenue decline was 0.8% held back by City Link. All divisions with the exception of City Link reported increased revenue, with Asia Pacific and Pest Control showing 13.9% and 10.9% improvement respectively. The contract portfolio increased by 2.9% year on year. Although the level of terminations has remained stable quarter on quarter, new business has slowed, which we are attributing to economic slowdown. Group operating profit (before amortisation and impairment of intangible assets) declined by 50.8% to £123.6 million and adjusted operating profit (again before amortisation and impairment of intangible assets) amounted to £142.9 million, a decrease of 48.9% on prior year. Group full year adjusted profit before tax and amortisation fell 60.1% to £83.6 million. Net margin decreased to 6.3% (2007: 12.7%). Statutory profit before income tax from continuing operations was £22.8 million (2007: £142.0 million). The statutory profit reflects £65.5 million of amortisation and goodwill impairment charges (2007: £39.2 million) and is stated after charging one-off costs of £19.6 million (2007: £28.4 million). Full details of divisional performance can be found on pages 9 to 18.

Fourth quarter financial overview

Group revenue of £569.9 million at constant exchange rates was 0.4% lower than Q4 2007, with divisional performances being impacted by both weakening economies and the loss of business in early 2008 at City Link.

Q4 Portfolio

During the quarter the contract portfolio increased by £11.3 million at CER. The portfolio increase comprised £35.1 million from new business and net additions of £20.2 million, offset by terminations of £43.7 million. Net portfolio gain in continental European Textiles and Washrooms was 1.9%. UK Washrooms suffered from high levels of terminations as a result of legacy service issues. Nevertheless service levels have risen very significantly and are now operating at target levels. The rate of terminations has slowed as a result. Net portfolio gain in Pest Control in Q4 was marginal, impacted by the 1.7% decline in the UK. During the quarter Ambius' contract portfolio declined by £2.1 million as a result of customer terminations in Sweden, Belgium, UK and North America.

Q4 Revenue and profit

Pest Control revenue grew 4.7% to £82.6 million, despite a disappointing performance from the UK and slowing growth rates from the US as a result of a challenging residential market and the enforced exit of our commercial business from Copesan in the first half of the year. Revenue from Initial Textiles & Washrooms grew by 1.8% during the quarter, again held back by problems associated with the restructuring of the Initial Washrooms business in the UK. Despite increasingly difficult economic conditions, Facilities Services grew revenues by 0.5%. Revenue from Asia Pacific and Ambius declined by 1.4% and 0.9% respectively; Asia Pacific was impacted by problems associated with the integration of the washrooms and residential pest control acquisitions in Australia, and Ambius by softening portfolio and job sales in the US as a result of the economic downturn. Revenue from City Link was 8.7% lower than Q4 2007; following significant small customer losses at the end of 2007 and the beginning of 2008 and also reflecting a slowdown in the express parcels market since June 2008.

Adjusted operating profit (before amortisation and impairment of intangible assets) of £48.0 million showed a decrease of 40.4% year on year, adversely impacted by City Link's loss of £4.0 million (2017: £6.3 million profit), the poor performance of the other turnaround businesses and central costs of £9.6 million. Central costs were nil in Q4 2007 due to the release of bonus, incentive plans and certain other provisions last year. Adjusted profit before income tax (again, before amortisation and impairment of intangible assets) fell 56.0% to £27.7 million.

The group's revenue and profit at actual rates of exchange benefited from the weakness of Sterling compared to 2007, particularly against the Euro which strengthened 14.0% year on year.

Q4 revenue growth at actual exchange rates was 8.8% (0.4% decline at constant rates) and the decline in adjusted operating profit was 30.7% (40.4% at constant rates). Net margin decreased to 8.4% (2007: 14.1%). Statutory operating profit was £13.9 million (2007: £53.2 million).

Funding

At 31 December 2008 the balance sheet carrying value of the group's net debt was £1,362.2 million. Of this, £952.6 million is represented by capital market notes issued by the group and the earliest maturity of any of these instruments is 2013. Of the balance of the group's debt of £409.6 million, £436.2 million is drawn under the group's central committed bank facilities and the balance comprises net cash and is made up of cash in the businesses and offset by other borrowings. There are two committed bank lines – a £500 million revolving credit facility which expires in October 2012 and a £125 million revolving credit facility which has an initial expiry date of 22 December 2009 but which is extendable, at the group's sole option, to 30 September 2010. This facility is undrawn and replaces the former £252 million facility which had a latest expiry date of 31 January 2010. These bank lines provide the group's principal source of day to day liquidity. Details of the make up of the group's net debt are set out in note 11 to the financial statements.

The group's practice is to reforecast on a monthly basis the expected full year outcome in terms of profit and cash and current and prospective performance are reviewed formally with each of the group's divisions each month. These forecasts, together with supplementary short term cash forecasts which are provided by the divisions to Group Treasury, allow the group's cash and debt position to be managed actively.

At 31 December 2008 and 18 February 2009 the group had undrawn headroom in its committed bank facilities of £188.8 million and £225 million respectively. After reviewing group and company cash balances, borrowing facilities and projected cashflows, the directors believe that the group and company have adequate resources to continue operations for the foreseeable future.

In reaching this conclusion the directors have had regard to the group's operating plan and budget for 2009 and projections contained in the three-year plan. The directors have considered carefully the risks to the group's trading performance and cashflows as a result of the difficult global economic environment, the shortage of credit available in the bank finance market in particular and the other principal risks to the group's performance. The group's budget for 2009 shows profitability and cashflow improving compared to 2008, substantially assisted by the cost reduction measures already taken at City Link.

The group has adequate headroom in its bank facilities in terms of funds available to withdraw and has good and improving headroom in relation to its covenant. The group's bank facilities contain a single financial ratio covenant which requires EBITDA to be no less than 4 X interest payable (on the basis of the definitions and subject to the adjustments set out in the bank facility documentation). The covenant is tested on 30 June and 31 December annually for the previous 12 months. At 31 December 2008 the covenant ratio was 5.6 X, equivalent to £102.9 million of EBITDA headroom.

The group had two bond maturities during the year: A €100 million floating rate note which matured in July and a further £250 million 6.125% bond which matured in November. Both were repaid from bank facilities. In September and October 2008 the group raised a total of £125 million by issuing new debt securities and the proceeds were used to reduce drawings on the group's bank lines.

- On 30 September we raised £75 million through the issue of 25-year Floating Rate Reset Notes. From issue until 20 August 2013 the Reset Notes will bear interest at three-month LIBOR + 3.98%. Thereafter the interest rate will be 4.55% plus a credit spread which will be reset every two years by auction. Noteholders may put the Reset Notes back to the issuer, at par, on 20 August 2013 and on each biennial interest reset date thereafter. We may call the Reset Notes at fair market value on interest payment dates from 20 August 2011. If not put or called, the Reset Notes will mature on 20 August 2033.

- On 23 October 2008 we raised a further £50 million through the issue of Floating Rate Notes due 2013 (the "FRNs"). The FRNs were issued at par and carry a coupon of LIBOR + 3.25%.

- Rentokil Initial 1927 plc, a wholly owned subsidiary of Rentokil Initial plc, guarantees the obligations of Rentokil Initial plc to its bondholders, banks and certain other financial counterparties. These guarantees were due to expire on 19 November 2008 but were extended in November to coincide with the maturity of the £300 million 5.75% Notes due 2016.

At 31 December 2008 the carrying value of the group's net debt was £1,362.2 million, a £415.1 million increase over the year. Of this increase, £227.5 million was due to foreign exchange translation movements and £39.5 million due to IAS 39 debt valuation moves. The group's policy is to match closely the currency of its borrowings to the currency of its operating cash flows so as to achieve an economic hedge of its currency exposures and to protect its interest cover covenant from foreign exchange movements. Following the deterioration in trading in City Link and UK Washrooms and because most of the group's central costs are incurred in the UK, the group currently has minimal net Sterling operating cash flows. For 2008 some 85% of the group's operating cash flows arose in Euro or Euro-proxy currencies and around 10% arose in US dollar or proxy currencies and the currency mix of our debt at 31 December 2008 broadly reflected this. The depreciation in Sterling in the fourth quarter meant that the sterling value of the group's debt increased significantly as a result, although the Sterling value of the group's profits and overseas assets benefited for the same reason. It is likely that most of the group's cash flows will continue to arise in foreign currencies in 2009.

Cash generation and dividend

Given the uncertain economic environment, cash generation is receiving high priority. The group is pursuing a number of measures to achieve this and they include a continuation of the drive on working capital, optimisation of capital expenditure and the implementation of cost reduction programmes across the group. In addition, the board has decided not to pay a final dividend for 2008.

Board changes

On 20 March 2008 the Company announced the resignations of Doug Flynn as Chief Executive and Brian McGowan as Chairman, and the proposed appointments of John McAdam as Chairman, Alan Brown as Chief Executive and Andy Ransom as Executive Director, Corporate Development. Alan Brown joined the Company on 1 April 2008 and Andy Ransom joined on 1 May 2008. John McAdam was elected Chairman at the Annual General Meeting on 14 May 2008.

The board was strengthened further by the non-executive appointments of Richard Burrows and William Rucker, who joined the board in January and February 2008 respectively. Richard Burrows is Governor of the Bank of Ireland and a non-executive director of Pernod Ricard in France. William Rucker is Chief Executive of Lazard & Co. in the UK.

On 28 November 2008 Rentokil Initial plc announced that it had appointed Michael Murray as a director and Chief Financial Officer with effect from 5 January 2009. Michael Murray joined the Company from GSL, a private equity owned support services company, recently acquired by G4S, and prior to that was chief financial officer of TNT Express, TNT's global express parcels division.

Andrew Macfarlane stepped down as a director on 31 December 2008 and will leave the Company on 20 February 2009.

Outlook for 2009

We expect performance improvements in 2009 as we implement our three-year plan. In many businesses it will be necessary to reinvest these gains back into the business to develop the group's capability and cost savings agenda. As a result the bulk of improvement in operating profit in the coming year is likely to come from the cost saving actions we have undertaken at City Link. At the pre-tax level we also expect to benefit from current interest rates. On a quarterly basis profit is likely to decline year on year during the first quarter but we expect incremental profit growth in Q3 and Q4.

Our outlook for 2009 is not without risk however. Trading conditions remain challenging, particularly in the UK and US, though we will benefit from our strong Euro profit stream.

DIVISIONAL PERFORMANCE

Initial Textiles and Washroom Services

£ million	Fourth Quarter			Full Year		
	2008	**2007**	***change***	**2008**	**2007**	***change***
At 2007 constant exchange rates:						
Portfolio – net movement (Appendix 1)	**2.8**	1.9	[redacted]	**22.1**	4.7	[redacted]
Revenue	**155.7**	152.9	*1.8%*	**612.3**	605.5	*1.1%*
Operating profit (before amortisation of intangible assets[1])	**23.7**	28.8	*(17.7%)*	**86.0**	106.4	*(19.2%)*
One-off items	**1.0**	(1.8)		**(0.1)**	2.1	
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**24.7**	27.0	*(8.5%)*	**85.9**	108.5	*(20.8%)*
At actual exchange rates:						
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**30.1**	27.9	*7.9%*	**100.4**	108.5	*(7.5%)*

[1] Other than computer software and development costs

2008 has been a mixed year for the Textiles and Washroom Services division, with marked differences between the performances of the UK and continental European businesses. Overall revenue for 2008 rose by 1.1% (0.2% organic) but adjusted operating profit of £85.9 million was down 20.8% on prior year. Across Europe revenue grew 4.1% on prior year (2.0% organic) with all major markets demonstrating growth with the exception of Spain, where falling hotel occupancy rates have created a difficult market for flat linen laundering services. European adjusted operating profit declined 8.4%. Revenue in the UK declined 17.9% reflecting in part the exit from the wipers business in 2007. The UK washroom business produced a loss of £5.2 million after adding a further £6 million to its bad debt provisions in Q3. As in 2007 obtaining price increases has again proved challenging in most markets in 2008, with cost inflation leading to an erosion of margins in 2008.

Continental Europe

Excluding the UK the division saw strong organic development of its contract portfolio, which grew 5.3% over the 2007 closing contract portfolio. New business sales were up 9.0%, representing good performances in all markets except for the Netherlands and Austria. Excellent growth was recorded in France and Germany. A consistent trend of month on month improvement in customer retention to the end of Q3 was marred by a dip in the last quarter and as a result the annual retention rate remained at 92.0% for the year. Similarly, for the year as a whole the net of customers' uptrades and downtrades remained steady at a positive 4.1% of opening portfolio, although this dipped slightly in Q4.

Approximately 75% of the division's revenue is generated in France, Germany and Benelux. 2008 revenue from these territories grew by over 4.3% year on year as a result of strong new business wins in France and Germany, price indexation in Belgium and excellent retention rates in France (93.9%) and the Netherlands (87.7%). However higher service expenses in the French and Belgian textiles operations relating to rising labour costs, a back-dated property tax assessment and higher energy costs have impacted financial performance for the year.

In France the industrial textiles portfolio grew strongly from key contract wins secured towards the end of 2007 and further strengthening of the contract portfolio during 2008; the business exited the year having secured significant contracts with SNCF, Sodexho and Rhodia. However cost pressures, in particular those relating to fuel and energy costs in H1, together with competitive price pressures, have offset any benefit from increased revenue, the full benefits of which will not be felt until 2009. In the washrooms business investment in infrastructure to increase the rate of market expansion has enabled the business to grow profits. Customer retention rates across both businesses were excellent and have shown improvements on the prior year. The pressures outlined above, coupled with a back-dated property tax charge and some production inefficiencies during the early summer, have resulted in a year on year profit decline.

In Benelux, while the Netherlands struggled to grow the top line, Belgium, assisted by index driven pricing benefits, grew respectably in both revenue and profit for the year. In the Netherlands the sales team put in place in 2006 struggled to maintain the same levels of key account development as those achieved in 2007. Retention, however, was much improved on prior year. Overall the region grew revenue by 2.9% but profit declined as a result of an inability to pass on cost increases to customers.

Our German washrooms and textiles business performed well during 2008, growing portfolio by 7.8%, the result of a 15.5% improvement in new business sales and a half-point improvement in retention. Following the sale in Q4 2007 of the loss-making hospitals business, management was able to focus on the profitable businesses, achieving sales growth of 1.6% and good profit growth.

While the Spanish business achieved good growth in its washrooms and garments activities, revenue was flat from linen services which were heavily impacted by a slowdown in hotel and restaurant linen usage, caused by difficult market conditions in the Spanish hospitality industry.

All of the division's smaller continental European businesses recorded higher revenue in 2008 than in 2007. However, for the majority of these businesses, the full year cost impact of increased sales investment implemented during the course of the year offset any growth in profit. The full benefits of the growth in contract portfolio will not be fully reflected until 2009.

A number of capital investment programmes continued in continental Europe during 2008. A new plant for Prague in the Czech Republic opened on schedule and to budget in November 2008 and a new laundry for our garment textile rental services opened at the beginning of the year in Lokeren in Belgium. The total investment associated with these projects is estimated to be £15 million, of which £2.8 million was spent in 2008 with a further £1 million to follow in 2009.

UK Washrooms

As the UK business strives to overcome legacy operational issues, performance during 2008 has been impacted by terminations and unacceptably high levels of credits arising from poor service levels delivered from H2 2007 through H1 2008. Revenue fell 17.9% to £67.6 million, of which 7.0% related to the closure of the wipers business in 2007 and 2.6% to credits. A new management team put in place during the first half of 2008 has made significant progress in improving customer service levels (consistently reaching 95% for the last three months of the year) and the rate of contract terminations has fallen from its Q2 peak.

However, because of the extent of service issues, accounts receivable has been a major problem for the business and an additional £6.0 million was provided in Q3 2008. Although we believe this will deal with the legacy issues, it has resulted in the business posting a loss of £5.2 million for the year.

The new management team has restructured the business, focusing on service and assigning responsibilities back to local service centres. Cost reduction initiatives are in place alongside efficiency initiatives which are expected to turn the business around during 2009 and restore it to profitability.

Rentokil Pest Control

£ million	Fourth Quarter 2008	Fourth Quarter 2007	*change*	Full Year 2008	Full Year 2007	*change*
At 2007 constant exchange rates:						
Portfolio – net movement (Appendix 1)	**0.1**	3.2	[redacted]	**10.3**	31.9	[redacted]
Revenue	**82.6**	78.9	*4.7%*	**335.8**	302.7	*10.9%*
Operating profit (before amortisation & impairment of intangible assets[1])	**12.2**	17.7	*(31.1%)*	**59.7**	64.8	*(7.9%)*
One-off items					0.7	
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets[1])	**12.2**	17.7	*(31.1%)*	**59.7**	65.5	*(8.9%)*
At actual exchange rates:						
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**14.9**	18.0	*(17.2%)*	**66.8**	65.5	*2.0%*

[1] Other than computer software and development costs

During 2008 the Pest Control division delivered a strong performance in mainland Europe and North America despite a backdrop of deteriorating economic conditions. The UK has, however, continued to prove challenging, in part due to legacy service issues arising from the 2007 business restructuring and partly due to a significant decline in job sales which became evident during the summer and which has continued through Q3 and Q4. Full year divisional revenue grew by 10.9%. However, adjusted operating profit declined by 8.9% year on year, held back principally by the poor performance of the UK business.

The retention rate in the year for the division as a whole fell by 2.2%, impacted by the exit from Copesan and the 5.2% decline in the UK. State of service rose to 96%, one per cent above target.

Europe

Across continental Europe revenue grew by 12.3% during 2008, of which 6.4% was organic. Countries growing most strongly included the Netherlands, Italy, Denmark and Austria. Our newest operations in Estonia and Lithuania are also performing in line with expectations. Profit increased during the year in Germany, Austria, Italy, the Netherlands and Denmark. Overall growth was however held back by Spain, Switzerland and Ireland.

UK

The UK delivered a disappointing financial performance for 2008. State of service has risen quarter on quarter and cash collection and days sales outstanding have shown steady improvements. However, revenue fell 2.0% in the year, 10.5% in Q4. This decline is largely attributable to a 25% decline in job sales in Q4. The business has experienced a significant downturn in sales enquiries from the end of Q2 through the second half. However, revenues were also impacted by legacy service issues and the focus on debt clearance has resulted in a backlog of terminations and service credits. Retention levels fell 5.2% year on year to 76.6% and were impacted most heavily in quarters two and three when the debt clearance programme was at its peak. The business's continuing focus on customer service and cash collection is resulting in steady reductions in credits, terminations and ageing debt. Profit fell by £7.2 million year on year, partly attributable to shared service centre recharges which were not levied in 2007.

Libya

During Q3 the UK business secured its first major contract in Libya with a three-year governmental contract worth some £25 million in total with the General Corporation of Housing & Utilities. UK Service teams were deployed in Q4 in Tripoli, Benghazi and Misratah.

North America

North America grew revenue by 18.1 % (5.5% in Q4), driven principally by strong contributions from Presto-X acquired in August 2007 and Watch All acquired in March 2008. Growth was however impacted by the commercial business's forced exit from the Copesan trade association, announced at the end of Q1 and completed end Q2, which reduced revenue by £3 million. Organic revenue growth (adjusted to exclude acquisitions and Copesan) slowed to 2.7% for the year. Profit growth was strong reflecting ongoing progress in managing J C Ehrlich's cost base and specifically off-season productivity.

Ambius

£ million	Fourth Quarter			Full Year		
	2008	2007	*change*	2008	2007	*change*
At 2007 constant exchange rates:						
Portfolio – net movement (Appendix 1)	(2.1)	-	[redacted]	0.4	1.8	[redacted]
Revenue	32.2	32.5	*(0.9%)*	108.7	107.4	*1.2%*
Operating profit (before amortisation of intangible assets[1])	4.1	4.9	*(16.3%)*	7.6	8.7	*(12.6%)*
One-off items						
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	4.1	4.9	*(16.3%)*	7.6	8.7	*(12.6%)*
At actual exchange rates:						
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	4.7	4.9	*(4.1%)*	8.6	8.7	*(1.1%)*

[1] Other than computer software and development costs

Ambius, our tropical plants division, delivered a solid performance from its European businesses in 2008 but overall divisional performance was held back by a weak performance in North America, where poor levels of new business and increasing terminations can be directly attributed to the challenging US economy. Divisional revenue rose by 1.2% but profit declined by 12.6%. Retention rate declined from 87.5% in 2007 to 86.5%, driven largely by contract terminations in the US and the exit from a large but unprofitable contract in Sweden in Q3.

Operational improvements during 2008 included the completion of the Ambius re-branding exercise which commenced in 2007. A number of service extensions, including ambient scenting and fresh fruit delivery, were launched in Europe and latterly in the US and these now account for 5.8% of total contract sales during 2008. Debtors performance remains excellent despite softening market conditions.

In Europe the portfolio increased by 3.3% and job revenues were up 9.5%. During the year European sales of new brand extension services accounted for 10.6% of portfolio sales. The UK business has continued to show signs of operational improvement in both sales and terminations following two difficult years, though was adversely affected by the economic downturn in Q4.

In Q4 Ambius North America revenue fell by 2.5%. Holiday sales fell 3.3% year on year. Brand extensions will continue to play a key role in development of the business and a full line of brand extensions including art, ambient scenting and interior / exterior living wall displays will be rolled out progressively throughout the business.

City Link

£ million	Fourth Quarter			Full Year		
	2008	2007	*change*	2008	2007	*change*
At 2007 constant exchange rates:						
Revenue	**97.2**	106.5	*(8.7%)*	**381.9**	417.1	*(8.4%)*
Operating (loss)/profit (before amortisation of intangible assets[1])	**(18.5)**	(13.4)	*(38.1%)*	**(59.9)**	19.4	-
One-off items	**14.5**	19.7	*(26.4%)*	**16.4**	25.4	*(35.4%)*
Adjusted operating (loss)/profit (before one-off items and amortisation of intangible assets[1])	**(4.0)**	6.3	-	**(43.5)**	44.8	-
At actual exchange rates: Adjusted operating (loss)/profit (before one-off items and amortisation of intangible assets[1])	**(4.0)**	6.3	-	**(43.5)**	44.8	-

[1] Other than computer software and development costs

The widely documented problems experienced at City Link towards the end of 2007 and into the beginning of 2008 have resulted in the business posting a £43.5 million loss for 2008. Nevertheless, City Link has made progress on the implementation of its seven-point recovery plan. Service levels have remained around our internal target of 98.5% on-time deliveries, customer relationships have stabilised and significant improvements have been made to systems and processes. The level of quarterly losses has fallen as the year progressed with Q4's operating loss of £4.0 million representing the strongest quarter during 2008, and a £7.6 million improvement on Q3. Q4 revenue of £97.2 million was £3.8 million (4.1%) higher than Q3, but £9.3 million (8.7%) lower than the prior year.

City Link experienced record network consignment volumes in the week before Christmas, a seasonal peak far more compressed than in prior years. Customer service levels remained strong throughout. Customer queries and complaints over the Christmas peak have been substantially down.

Revenue per consignment (RPC) has weakened during the year by 3.7%. Q4 RPC fell by 5.8%, largely as a result of the seasonally higher proportion of Business to Consumer (B2C) revenues.

Customer service

Our customer base has remained broadly consistent for the last three quarters, although trading volumes within it have been mixed. Our top 50 customers account for approximately 25% of revenues and approximately half have put higher volumes across the network compared to 2007. The balance has downtraded. Implementation of plans to restore customer calls and queries to City Link depots are well advanced.

Costs & productivity

During the year City Link improved route and warehouse productivity levels without compromising service. Total employee numbers have fallen from 7,600 to approximately 6,600 and the vehicle fleet has been reduced by over 10%.

Following the introduction of a new weekly depot management information system, visibility on cost trends has improved during the year and the business now has a greater ability to flex its cost base in anticipation of softening demand. Measured over a six-month period, between April and November (i.e. avoiding seasonal peak distortions) the business reduced its annualised cost base by some £30 million. Much of this benefit will be felt during 2009 although the impact of a weakening economy on volumes may reduce the final benefit to operating performance.

The business continues to target further areas for productivity improvement. Having reviewed its operational trunking requirements it has decided to phase out its mixed use of hard-sided trailers and curtain-sided trailers in favour of curtain-sided trailers only. These have proven to be more cost effective and operationally more flexible. The business has therefore taken a one-off restructuring charge of £14.5 million in Q4 2008 for the exit from the lease obligations for the hard sided trailers and

associated handling and IT equipment. This project will be rolled out progressively from mid-2009 and is expected to give annualised productivity benefits of approximately £5 million per annum once fully operational in 2010. Detailed plans have been formulated to ensure that the change will not impact adversely on service.

Further system and operational improvements will be rolled out during the next 12-18 months. Physical unification of the depot/hub network will remain on hold until management is confident it can be achieved without compromising service, though co-location of the ex-City Link and ex-Target Express business is now being implemented where suitable depots are available.

Cash

Despite weakening economic conditions City Link made good progress on cash collections during the year, ending 2008 with debt over 90 days at its lowest level in the year, and less than half that at year end 2007. Further improvement will remain a key focus for 2009.

Initial Facilities Services

£ million	Fourth Quarter			Full Year		
	2008	2007	*change*	2008	2007	*change*
At 2007 constant exchange rates:						
Portfolio – net movement (Appendix 1)	**10.0**	11.2	[redacted]	**1.5**	46.9	[redacted]
Revenue	**152.2**	151.5	*0.5%*	**605.1**	586.2	*3.2%*
Operating profit (before amortisation & impairment of intangible assets[1])	**12.9**	11.3	*14.2%*	**40.2**	38.7	*3.9%*
One-off items	**-**	0.2	-	**0.6**	0.2	-
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets[1])	**12.9**	11.5	*12.2%*	**40.8**	38.9	*4.9%*
At actual exchange rates: Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**13.1**	11.5	*13.9%*	**41.6**	38.9	*6.9%*

[1] Other than computer software and development costs

During a year of worsening economic conditions, particularly in the retail sector, a number of large contract terminations and several smaller customer losses through company liquidations, Initial Facilities Services has again delivered a solid performance during 2008. Revenue and adjusted operating profit increased by 3.2% and 4.9% respectively. Excluding the acquisition in July 2007 of our office cleaning business Lancaster and disposal of our Netherlands cleaning business in Q3 2007, organic revenue growth was 0.5%. Profit improvement is principally a result of good performances in Catering and our Medical and Supplies business. Q4 profit increased by 12.2% on revenue up 0.5%, the result of a strong performance in Catering in the run up to Christmas and the finalisation of procurement rebates.

In the UK Cleaning revenue increased by 3.7%, largely as a result of the Lancaster acquisition. Excluding its contribution underlying revenue declined by 7.0%. A number of new retail contracts began in Q4 2008 but notification was also received of some £15 million of contract terminations and customer administrations which will affect 2009. Although the retail sector remains very challenging we continue to pursue strongly and win new business. Lancaster continues to perform well despite the turmoil in the financial sector where this business is strong.

Profit from our Catering business grew on flat revenue. This follows the decision taken in 2007 to exit a number of unprofitable school contracts and this, along with procurement and other initiatives, has delivered substantially improved results. A number of new contracts secured at the end of 2008 will commence in Q1 2009.

Hospital Services, which provides cleaning, catering and porterage services to NHS hospitals in the UK and independent healthcare sector, increased revenue by 3.5%. This can be attributed to an ongoing focus on efficiency improvements particularly in relation to several contracts identified as

being unprofitable during the prior year. A number of contracts that were up for re-tender have been extended and the trend for hospitals to manage these services in-house appears to be slowing.

In our Specialist Hygiene business revenues were up 5.4% on 2007, with strong growth coming from the UK and Benelux. However, profit declined as a result of integration and management issues in the French business acquired in 2007. Management changes effected in Q4 2008 are anticipated to significantly improve performance in 2009.

In our Supplies business profit increased sharply as a consequence of increased third party activity, coupled with higher demand for products resulting from the strong portfolio growth of the European Washrooms businesses.

Rentokil Initial Asia Pacific

£ million	Fourth Quarter			Full Year		
	2008	2007	change	2008	2007	change
At 2007 constant exchange rates:						
Portfolio – net movement (Appendix 1)	0.3	4.5	[redacted]	7.5	29.2	[redacted]
Revenue	42.4	43.0	*(1.4%)*	179.9	158.0	*13.9%*
Operating profit (before amortisation & impairment of intangible assets[1])	5.0	10.3	*(51.5%)*	19.7	31.4	*(37.3%)*
One-off items	0.6	-	-	2.4	-	-
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets[1])	5.6	10.3	*(45.6%)*	22.1	31.4	*(29.6%)*
At actual exchange rates: Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	5.8	10.5	*(44.8%)*	23.6	31.4	*(24.8%)*

[1] Other than computer software and development costs

Revenue in Asia Pacific increased by 13.9% during 2008 but was held back by operational issues in the Australian washrooms and residential pest control businesses. Divisional profit declined by 29.6%. Q4 profit declined by 45.6% on revenue down 1.4%. One-off costs of £2.4 million were incurred during 2008 as a result of management restructuring to dismantle the previous country structure and replace it with separate organisations for washrooms, pest control and Ambius in the region. Divisional costs increased by £2.2 million as we strengthened the management infrastructure to improve control in the region and support its expansion into India and China.

Australia washrooms

In the Australian washrooms business revenue and profit has been behind plan during 2008 due to the legacy of poor customer service and badly executed integration of Pink Healthcare. This has led to high levels of contract terminations, the issue of credits to customers for missed service and poor debt collection. At the half year we reported that following the appointment of new management a recovery plan was well underway. Customer service has improved steadily from Q2, rising from 59% to 93% during Q3 and Q4, aided by the roll-out across the network of new hand held scanners. Terminations, although still high, have shown a declining trend from July through December despite an aggressive debt clearance programme. A number of terminations experienced in Q4 resulted from company liquidations and we believe these losses to be the first tangible signs of economic downturn.

Accountability for customers and service is being restored to branch level and additional supervisors and technicians have been employed to address service shortfalls. 10 small, local technician and sales teams, called "Pods" have been introduced across Sydney, Melbourne and Brisbane. Customer relationship management is also being strengthened by the creation of a new 'Customer Care Executive' role. Revenue and profit are on a rising trend.

Australian pest control

At the half year we reported that Campbell Bros., our residential pest control business, was job-based (i.e. non-contract), had an inflexible cost structure, was being impacted by poor revenue (due in part to bad weather) and had not been merged with our commercial business.

We are now making good progress in merging the residential and commercial branches. The new structure will result in fewer locations, a reduction in administrative costs and increases in service productivity. We now have a greater ability to flex resources according to demand and state of service has improved quarter on quarter.

Asia pest control and washrooms

Revenue in Asia was £82.2 million, up 23.6% on the prior year, but profit declined by £0.5 million. In Asia approximately 50% of 2008 revenues were derived from pest control, 45% from washrooms and 5% from electronic security. Revenue and profit performance was disappointing in both the main divisions, held back by Malaysia and additionally in the case of pest control, by Singapore. In Malaysia we have experienced a higher rate of washroom customer terminations and sales credits associated with service issues earlier in the year. In pest control there has been a slow down in government contracts and fumigation work generally. In Singapore pest control the issues have been similar; we have won less government work and experienced lower fumigation sales. The fall-off in fumigation appears to be a reflection of slowing levels of international trade.

Other (South Africa)

£ million	Fourth Quarter			Full Year		
	2008	2007	*change*	2008	2007	*change*
At 2007 constant exchange rates:						
Portfolio – net movement (Appendix 1)	**0.2**	0.3	[redacted]	**3.0**	1.9	[redacted]
Revenue	**7.6**	6.9	*10.1%*	**29.2**	26.5	*10.2%*
Operating profit (before amortisation of intangible assets[1])	**2.1**	2.9	*(27.6%)*	**9.3**	10.2	*(8.8%)*
One-off items	**-**	-	-	**-**	-	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**2.1**	2.9	*(27.6%)*	**9.3**	10.2	*(8.8%)*
At actual exchange rates: Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**2.0**	3.0	*(33.3%)*	**8.8**	10.2	*(13.7%)*

[1] Other than computer software and development costs

Other businesses comprise the group's activities in South Africa, principally washroom services, pest control and plants. Overall, revenue grew by 10.2% but profit declined by 8.8% as a result of a poor performance from the Initial washrooms business. Good progress is being made in recovering the business.

Central Costs

£ million	Fourth Quarter			Full Year		
	2008	2007	*change*	2008	2007	*change*
At 2007 constant exchange rates:						
Central costs	**(9.6)**	-	-	**(39.0)**	(28.5)	*(36.8%)*
One-off items	**-**	-		**-**	-	-
Central costs before one-off items	**(9.6)**	-	-	**(39.0)**	(28.5)	*(36.8%)*
At actual exchange rates: Central costs before one-off items	**(9.7)**	-	-	**(39.1)**	(28.5)	*(37.2%)*

Full year central costs were £10.5 million higher than the prior year. Severance costs were incurred in early 2008 associated with the changes in the group's leadership and there has been a higher than normal level of professional fees. In addition, there were a number of non-recurring benefits in Q4 2007 not repeated in 2008 – namely the release of bonus, incentive plan and certain property provisions.

One-off items

Details of the one-off items incurred in the period for which adjustments have been made are set out in Appendix 4. They relate mainly to the group's restructuring programme and consist of consultancy, redundancy and reorganisation costs net of the profit on sale of certain properties. They have been separately identified as they are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods.

Across the group the net cost of these one-off items for the year was £19.3 million, compared with £28.4 million in the prior year. Of these £16.4 million related to the integration of City Link and Target Express and represent the write off of various fixed assets and provisions made for rentals outstanding on vehicles and trailers no longer considered suitable for the integrated business. A further £2.4 million of redundancy and associated costs were incurred in Asia following a complete reorganisation of the region earlier this year.

Interest

Full year net interest payable of £61.9 million was £10.0 million lower than 2007 at actual rates of exchange. This reduction was primarily due to a year on year reduction in rates of £3.7million and a further £6.8 million year on year benefit from IAS 19 net pension interest, with a small year on year adverse variance of £0.5 million due to slightly higher average debt.

The group's policy is that, at any time, at least 50% of its forecast interest rate exposure for the following nine months should be fixed or capped. The €500 million bond which matures in 2014 carries a fixed rate of interest of 4.625% but the rest of the group's bond and capital markets debt is effectively at floating rates (an interest rate swap was executed when the £300 million 2016 bond was issued to convert it to floating rate debt). For 2009 and assuming a Sterling Euro exchange rate of 1.13 for the year:

- Substantially all of the group's debt has been fixed for January and February at an average monthly cost of £4.9 million.
- For the period March to September 2009 the interest cost of the 2014 and 2016 bonds has been fixed at a monthly cost of £3.3 million. The balance of the debt remains at floating rates.
- Between October and December only the interest cost of the €500 million 2014 bond is at fixed rates.

In addition the group has purchased approximately £125 million of interest rate caps for the second, third and fourth quarters to protect against unexpected increases in LIBOR.

Tax

The blended headline rate for 2008 was 31.6% (2007: 30.0%) This represents the weighted headline tax rates for the countries in which the group operates. The increase in the blended headline rate was due to the lower level of UK profits in 2008. The income statement tax charge for 2008 was 28.1% of profit before tax compared with 21.3% for 2007. The principal factor that caused the effective tax rate to be lower than the blended rate is the release of provisions for prior year items as the positions are now agreed with the relevant tax authorities. The blended tax rate for 2009 is expected to be approximately 30.1%.

Net debt and cash flow

£ million at actual exchange rates	Year to Date		
	2008 £m	2007 £m	*Change £m*
Adjusted EBITA – continuing businesses	**167.2**	279.5	*(112.3)*
Adjusted EBITA – discontinuing businesses	**5.0**	25.5	*(20.5)*
One-off items	**(19.6)**	(28.4)	*8.8*
Depreciation	**190.8**	156.6	*34.2*
Other non-cash	**4.9**	(6.2)	*11.1*
EBITDA	**348.3**	427.0	*(78.7)*
Working capital	**3.2**	(68.1)	*71.3*
Capex - additions	**(237.8)**	(228.7)	*(9.1)*
Capex - disposals	**15.8**	57.9	*(42.1)*
Operating cash flow	**129.5**	188.1	*(58.6)*
Interest	**(67.3)**	(58.9)	*(8.4)*
Tax	**(27.3)**	(27.1)	*(0.2)*
Free cash flow	**34.9**	102.1	*(67.2)*
Dividends	**(106.7)**	(133.4)	*26.7*
Acquisitions/disposals	**(43.0)**	399.4	*(442.4)*
Special pension payment	**(33.3)**	(80.0)	*46.7*
FX and fair value adjustments	**(267.0)**	(47.0)	*(220.0)*
(Increase)/decrease in net debt	**(415.1)**	241.1	*(656.2)*
Closing net debt	**(1,362.2)**	(947.1)	*(415.1)*

Operating cash flow at actual rates of exchange was £58.6 million lower than 2007 due to lower EBITA and higher net capex partly offset by a better working capital movement. EBITDA was £78.7 million lower than last year at £348.3 million due to lower operating profit in the current year and the absence of profit from the Electronic Security division which was sold in H2 2007. Lower disposal proceeds in 2008 accounted for the higher net capex over the previous year – gross capex was 4.0% ahead of last year at £237.8 million. The working capital flows were £71.3 million better than 2007 mainly as a result of much better collection of debtors than in the previous year coupled with a large outflow last year mainly as a result of a £28 million payment made in 2007 to exit from a legacy property which did not recur.

Tax and interest payments (including finance lease interest) were £8.6 million higher than last year, primarily due to the different phasing of interest payments. Free cash was therefore £34.9 million (£16.4 million outflow at the half year) compared with an inflow of £102.1 million in 2007.

Acquisitions and disposals consumed a further £43.0 million, dividend payments amounted to £106.7 million, a further special pension contribution was made of £33.3 million and fair value and foreign exchange losses of £267.0 million produced a total cash outflow of £415.1 million to leave net debt at £1,362.2 million at the end of the year.

IFRS 8

IFRS 8, "Operating Segments" will be adopted by the group with effect from 1 January 2009. In our case IFRS 8 will require us to amend our segmental reporting so that it aligns fully with our internal management structure, and comparative figures will be restated. The principal changes will involve the reallocation of the UK Washrooms business and the UK Shared Service Centre to the Facilities Services division, the transfer of the South African business to the Pest Control division and the transfer of the Medical, Supplies and Specialist Hygiene businesses from Facilities Services to the Textiles and Washrooms division. We will also report Asia and Pacific as separate components of the Asia Pacific region. Re-worked quarterly comparatives for 2008 will be available from www.rentokil-initial.com with effect from 27 February 2009.

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 months to 31 December 2008 (unaudited)

£m at constant 2007 exchange rates	1.10.08	New Business	Terminations	Net Additions/ Reductions	Acquisitions / Disposals	31.12.08	31.12.08 at actual exchange
Textiles & Washroom Services	597.6	12.2	(13.4)	4.8	(0.8)	600.4	684.9
Pest Control	251.6	8.1	(10.3)	1.9	0.4	251.7	277.1
Ambius	88.9	1.7	(4.1)	0.3	-	86.8	95.0
Facilities Services	453.5	7.3	(9.3)	12.1	(0.1)	463.5	473.8
Asia Pacific	140.0	4.8	(5.4)	0.8	0.1	140.3	152.1
Other	28.5	1.0	(1.2)	0.3	0.1	28.7	27.0
TOTAL	1,560.1	35.1	(43.7)	20.2	(0.3)	1,571.4	1,709.9

12 months to 31 December 2008 (unaudited)

£m at constant 2007 exchange rates	1.1.08	New Business	Terminations	Net Additions/ Reductions	Acquisitions / Disposals	31.12.08	31.12.08 at actual exchange
Textiles & Washroom Services	578.3	57.1	(53.8)	19.6	(0.8)	600.4	684.9
Pest Control	241.4	38.3	(42.7)	8.8	5.9	251.7	277.1
Ambius	86.4	6.8	(11.6)	3.2	2.0	86.8	95.0
Facilities Services	462.0	52.4	(55.0)		4.1	463.5	473.8
Asia Pacific	132.8	19.6	(17.9)	4.4	1.4	140.3	152.1
Other	25.7	3.8	(4.7)	3.8	0.1	28.7	27.0
TOTAL	1,526.6	178.0	(185.7)	39.8	12.7	1,571.4	1,709.9

Notes

Contract portfolio definition: Customer contracts are usually either "fixed price", "as-used" (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases – especially "as-used" (based on volume) and mixed contracts – estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

"As-used" contracts: These are more typical in Textiles and Washroom Services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant "as-used" element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business: Represents new contractual arrangements in the period, which can either be new contracts with an existing customer or with a new customer.

Terminations: Represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer, in the period.

Net additions/reductions: Represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: Represents the valuation of customer contracts obtained from acquisitions made in the period.

Divisional Analysis (at constant exchange rates)
(based upon the way businesses are managed)

(at 2007 constant exchange rates)	3 months to 31 December 2008 £m (unaudited)	3 months to 31 December 2007 £m (unaudited)	Year ended 31 December 2008 £m (unaudited)	Year ended 31 December 2007 £m (audited)
Business Analysis				
Revenue				
Textiles & Washroom Services	155.7	152.9	612.3	605.5
Pest Control	82.6	78.9	335.8	302.7
Ambius	32.2	32.5	108.7	107.4
City Link	97.2	106.5	381.9	417.1
Facilities Services	152.2	151.5	605.1	586.2
Asia Pacific	42.4	43.0	179.9	158.0
Other	7.6	6.9	29.2	26.5
Continuing operations at 2007 constant exchange rates	569.9	572.2	2,252.9	2,203.4
Exchange	61.1	7.5	157.0	
Continuing operations at actual exchange rates	631.0	579.7	2,409.9	2,203.4
Operating profit*				
Textiles & Washroom Services	23.7	28.8	86.0	106.4
Pest Control	12.2	17.7	59.7	64.3
Ambius	4.1	4.9	7.6	8.7
City Link	(18.5)	(13.4)	(59.9)	19.4
Facilities Services	12.9	11.3	40.2	38.7
Asia Pacific	5.0	10.3	19.7	31.4
Other	2.1	2.9	9.3	10.2
Central costs	(9.6)	-	(39.0)	(28.5)
Continuing operations at 2007 constant exchange rates	31.9	62.5	123.6	251.1
Exchange	8.6	1.5	24.0	-
Continuing operations at actual exchange rates	40.5	64.0	147.6	251.1
Adjusted operating profit**				
Textiles & Washroom Services	24.7	27.0	85.9	108.5
Pest Control	12.2	17.7	59.7	65.5
Ambius	4.1	4.9	7.6	8.7
City Link	(4.0)	6.3	(43.5)	44.8
Facilities Services	12.9	11.5	40.8	38.9
Asia Pacific	5.6	10.3	22.1	31.4
Other	2.1	2.9	9.3	10.2
Central costs	(9.6)	-	(39.0)	(28.5)
Continuing operations at 2007 constant exchange rates	48.0	80.6	142.9	279.5
Exchange	8.9	1.5	24.3	-
Continuing operations at actual exchange rates	56.9	82.1	167.2	279.5

* Before amortisation of intangible assets other than computer software and development costs and impairment of goodwill.
** Before amortisation of intangible assets other than computer software and development costs, impairment of goodwill and items of a one-off nature (see Appendix 4 for further details).

Divisional Analysis (at actual exchange rates)
(based upon the way businesses are managed)

(at actual exchange rates)	3 months to 31 December 2008 £m (unaudited)	3 months to 31 December 2007 £m (unaudited)	Year ended 31 December 2008 £m (unaudited)	Year ended 31 December 2007 £m (audited)
Business Analysis				
Revenue				
Textiles & Washroom Services	187.0	157.6	698.6	605.5
Pest Control	97.6	79.8	368.1	302.7
Ambius	37.6	32.6	118.9	107.4
City Link	97.2	106.5	381.9	417.1
Facilities Services	157.2	152.3	619.0	586.2
Asia Pacific	47.3	43.9	195.9	158.0
Other	7.1	7.0	27.5	26.5
Continuing operations at actual exchange rates	631.0	579.7	2,409.9	2,203.4
Operating profit*				
Textiles & Washroom Services	28.9	29.7	100.5	106.4
Pest Control	14.9	18.0	66.8	64.8
Ambius	4.7	4.9	8.6	8.7
City Link	(18.5)	(13.4)	(59.9)	19.4
Facilities Services	13.1	11.3	41.0	38.7
Asia Pacific	5.1	10.5	20.9	31.4
Other	2.0	3.0	8.8	10.2
Central costs	(9.7)	-	(39.1)	(28.5)
Continuing operations at actual exchange rates	40.5	64.0	147.6	251.1
Adjusted operating profit**				
Textiles & Washroom Services	30.1	27.9	100.4	108.5
Pest Control	14.9	18.0	66.8	65.5
Ambius	4.7	4.9	8.6	8.7
City Link	(4.0)	6.3	(43.5)	44.8
Facilities Services	13.1	11.5	41.6	38.9
Asia Pacific	5.8	10.5	23.6	31.4
Other	2.0	3.0	8.8	10.2
Central costs	(9.7)	-	(39.1)	(28.5)
Continuing operations at actual exchange rates	56.9	82.1	167.2	279.5

* Before amortisation of intangible assets other than computer software and development costs and impairment of goodwill.
** Before amortisation of intangible assets other than computer software and development costs, impairment of goodwill and items of a one-off nature (see Appendix 4 for further details).

Appendix 4

One-off Items

	3 months to 31 December 2008 £m (unaudited)	3 months to 31 December 2007 £m (unaudited)	Year ended 31 December 2008 £m (unaudited)	Year ended 31 December 2007 £m (audited)
Textiles & Washroom Services	**(1.0)**	1.8	**0.1**	(2.1)
Pest Control	**-**	-	**-**	(0.7)
Ambius	**-**	-	**-**	-
City Link	**(14.5)**	(19.7)	**(16.4)**	(25.4)
Facilities Services	**-**	(0.2)	**(0.6)**	(0.2)
Asia Pacific	**(0.6)**	-	**(2.4)**	-
Other	**-**	-	**-**	-
Central costs	**-**	-	**-**	-
At 2007 constant exchange rates	**(16.1)**	(18.1)	**(19.3)**	(28.4)
Exchange	**(0.3)**	-	**(0.3)**	-
At actual exchange rates	**(16.4)**	(18.1)	**(19.6)**	(28.4)

One-off costs relate to the group's restructuring programme and consist of consultancy, redundancy and reorganisation costs net of the profit on sale of certain properties. They have been separately identified as they are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods.

Consolidated Income Statement

For the year ended 31 December

	Notes	2008 £m (unaudited)	2007 £m (audited)
Continuing operations:			
Revenue	1	**2,409.9**	2,203.4
Operating expenses		**(2,327.8)**	(1,991.5)
Operating profit	1	**82.1**	211.9
Analysed as:			
Operating profit before amortisation of intangible assets[1] and impairment of goodwill		**147.6**	251.1
Amortisation of intangible assets[1] and impairment of goodwill	8	**(65.5)**	(39.2)
Operating profit		**82.1**	211.9
Interest payable and similar charges	2	**(153.5)**	(140.4)
Interest receivable	3	**91.6**	68.5
Share of profit from associates (net of tax)		**2.6**	2.0
Profit before income tax		**22.8**	142.0
Income tax expense[2]	4	**(6.4)**	(30.3)
Profit for the year from continuing operations		**16.4**	111.7
Discontinued operations:			
Profit for the year from discontinued operations	5	**5.0**	546.8
Profit for the year (including discontinued operations)		**21.4**	658.5
Attributable to:			
Minority interest		**2.6**	2.2
Equity holders of the company		**18.8**	656.3
		21.4	658.5
Basic earnings per share			
- Continuing operations	6	**0.76p**	6.06p
- Discontinued operations	6	**0.28p**	30.26p
- Continuing and discontinued operations	6	**1.04p**	36.32p
Diluted earnings per share			
- Continuing operations	6	**0.76p**	6.06p
- Discontinued operations	6	**0.28p**	30.26p
- Continuing and discontinued operations	6	**1.04p**	36.32p

[1]Other than computer software and development costs

[2] Taxation includes £19.0m (2007: £31.3m) in respect of overseas taxation

An interim dividend of 0.65p was paid on 17 October 2008 (total £11.8m). The board is not recommending a final dividend, leaving the full year dividend of 0.65p per share (total £11.8m). See note 7.

Consolidated Statement of Recognised Income and Expense

For the year ended 31 December

	2008 £m (unaudited)	2007 £m (audited)
Profit for the year (including discontinued operations)	**21.4**	658.5
Net exchange adjustments offset in reserves	**(68.1)**	3.2
Actuarial gain on defined benefit pension plans	**46.9**	88.8
Revaluation of available-for-sale investments	**1.7**	1.3
Movement on cash flow hedge reserve	**(4.2)**	-
Tax on items taken directly to reserves	**(12.8)**	(24.1)
Net (loss)/profit not recognised in income statement	**(36.5)**	69.2
Total recognised (expense)/income for the year	**(15.1)**	727.7
Attributable to:		
Minority interest	**2.6**	2.2
Equity holders of the company	**(17.7)**	725.5
	(15.1)	727.7

Consolidated Balance Sheet

At 31 December

	Notes	2008 £m (unaudited)	2007 £m (audited)
Assets			
Non-current assets			
Intangible assets	8	754.9	683.0
Property, plant and equipment	9	721.2	561.2
Investments in associated undertakings		13.7	5.7
Other investments		3.0	3.1
Deferred tax assets		10.1	7.9
Retirement benefit assets	12	154.4	63.9
Trade and other receivables		26.9	24.2
Derivative financial instruments		28.1	-
		1,712.3	1,349.0
Current assets			
Inventories		53.4	38.4
Trade and other receivables		525.4	476.4
Derivative financial instruments		1.7	0.8
Cash and cash equivalents	10	104.1	95.7
		684.6	611.3
Liabilities			
Current liabilities			
Trade and other payables		(564.5)	(485.3)
Current tax liabilities		(90.5)	(103.1)
Provisions for other liabilities and charges	13	(31.5)	(50.7)
Bank and other short-term borrowings	11	(92.2)	(380.4)
Derivative financial instruments		(52.7)	(14.4)
		(831.4)	(1,033.9)
Net current liabilities		(146.8)	(422.6)
Non-current liabilities			
Trade and other payables		(14.6)	(17.7)
Bank and other long-term borrowings	11	(1,374.1)	(662.4)
Deferred tax liabilities		(127.5)	(98.5)
Retirement benefit obligations	12	(19.5)	(13.9)
Provisions for other liabilities and charges	13	(91.0)	(73.8)
Derivative financial instruments		(0.7)	(1.8)
		(1,627.4)	(868.1)
Net (liabilities)/assets		(61.9)	58.3
Equity			
Capital and reserves attributable to the company's equity holders			
Called up share capital	14	18.1	18.1
Share premium account	14	6.8	6.8
Other reserves	14	(1,798.5)	(1,727.9)
Retained profits	14	1,702.7	1,753.9
		(70.9)	50.9
Minority interests	14	9.0	7.4
Total equity		(61.9)	58.3

Consolidated Cash Flow Statement

For the year ended 31 December

	Notes	2008 £m (unaudited)	2007 £m (audited)
Cash flows from operating activities			
Cash generated from operating activities before special pension contribution	15	352.0	351.9
Special pension contribution		(33.3)	(80.0)
Cash generated from operating activities	15	318.7	271.9
Interest received		30.1	17.0
Interest paid		(96.2)	(73.9)
Income tax paid		(27.3)	(27.1)
Net cash generated from operating activities		225.3	187.9
Cash flows from investing activities			
Purchase of property, plant and equipment (PPE)		(222.6)	(206.6)
Purchase of intangible fixed assets		(8.2)	(12.7)
Proceeds from sale of PPE		15.8	57.9
Acquisition of companies and businesses, net of cash acquired	18	(40.9)	(193.0)
(Payments)/proceeds from disposal of companies and businesses	5	(2.1)	587.7
Disposal of available-for-sale investments		-	3.4
Dividends received from associates		1.1	5.6
Net cash flows from investing activities		(256.9)	242.3
Cash flows from financing activities			
Issue of ordinary share capital		-	0.6
Dividends paid to equity shareholders	7	(106.7)	(133.4)
Dividends paid to minority interests		(1.6)	(2.0)
Interest element of finance lease payments		(1.2)	(2.0)
Capital element of finance lease payments		(8.6)	(21.3)
New loans/(repayments)		228.8	(304.7)
Net cash flows from financing activities		110.7	(462.8)
Net increase/(decrease) in cash and bank overdrafts	16	79.1	(32.6)
Cash and bank overdrafts at beginning of year		86.5	118.8
Exchange (losses)/gains in the year		(103.2)	0.3
Cash and bank overdrafts at end of the financial year	10	62.4	86.5

1. Segmental information

(a) Primary reporting format – business segments

	Revenue 2008 £m (unaudited)	Revenue 2007 £m (audited)	Operating profit 2008 £m (unaudited)	Operating profit 2007 £m (audited)
Continuing operations				
Textiles & Washroom Services	**797.3**	693.2	**110.6**	124.0
Pest Control	**465.7**	377.2	**55.9**	66.9
Ambius	**136.0**	120.6	**0.7**	7.1
City Link	**381.9**	417.1	**(70.9)**	8.4
Facilities Services	**629.0**	595.3	**32.8**	38.0
Central costs	-	-	**(47.0)**	(32.5)
	2,409.9	2,203.4	**82.1**	211.9
Interest payable and similar charges	-	-	**(153.5)**	(140.4)
Interest receivable	-	-	**91.6**	68.5
Share of profit from associates (net of tax)				
- Textiles & Washroom Services	-		**2.6**	2.0
Profit before income tax	-	-	**22.8**	142.0
Income tax expense	-	-	**(6.4)**	(30.3)
Total for the period from continuing operations	**2,409.9**	2,203.4	**16.4**	111.7
Discontinued operations (after income tax)				
Discontinued business segments[1]	-	180.8	**5.0**	546.8
Total for the period from discontinued operations	-	180.8	**5.0**	546.8
Total for the period (including discontinued operations)	**2,409.9**	2,384.2	**21.4**	658.5

[1] Profit in 2008 represents the release of a provision no longer considered required in respect of a discontinued business. Profit in 2007 represents the profit after tax on the disposal of the Electronic Security business in 2007 together with the trading from 1 January 2007 to the date of disposal.

(b) Secondary reporting format – geographical segments

	Revenue 2008 £m (unaudited)	Revenue 2007 £m (audited)
Continuing operations		
United Kingdom	**1,050.5**	1,085.0
Continental Europe	**938.5**	769.3
North America	**193.1**	162.3
Asia Pacific	**195.9**	158.0
Africa	**31.9**	28.8
Total from continuing operations	**2,409.9**	2,203.4
Discontinued operations		
United Kingdom	-	84.7
Continental Europe	-	86.8
North America	-	9.3
Total from discontinued operations	-	180.8
Total (including discontinued operations)	**2,409.9**	2,384.2

(c) Reconciliation of statutory segmental analysis to management divisional analysis

The commentary in the Operating Review reflects the management divisional structure and not the segmental information presented above. For statutory purposes, the businesses within the geographic divisions of Asia Pacific and South Africa (Other) have been reallocated back to the relevant business segment in line with the requirements of IAS 14, "Segmental Reporting". In addition, the commentary in the Operating Review is presented at constant exchange rates and before the amortisation of intangible assets* and impairment of goodwill. The tables that follow reconcile the segmental information presented above to the divisional performance referred to in the Operating Review.

	Statutory basis 2008 £m (unaudited)	Asia Pacific and Other 2008 £m (unaudited)	Foreign exchange 2008 £m (unaudited)	Management basis 2008 £m (unaudited)	Management basis 2007 £m (audited)
Revenue from continuing operations					
Textiles & Washroom Services	797.3	(98.7)	(86.3)	612.3	605.5
Pest Control	465.7	(97.6)	(32.3)	335.8	302.7
Ambius	136.0	(17.1)	(10.2)	108.7	107.4
City Link	381.9	-	-	381.9	417.1
Facilities Services	629.0	(10.0)	(13.9)	605.1	586.2
Asia Pacific	-	195.9	(16.0)	179.9	158.0
Other	-	27.5	1.7	29.2	26.5
	2,409.9	-	(157.0)	2,252.9	2,203.4

	Statutory basis 2008 £m (unaudited)	Asia Pacific and Other 2008 £m (unaudited)	Amortisation of intangible assets* and impairment of goodwill 2008 £m (unaudited)	Foreign exchange 2008 £m (unaudited)	Management basis 2008 £m (unaudited)	Management basis 2007 £m (audited)
Operating profit from continuing operations						
Textiles & Washroom Services	110.6	(21.5)	11.4	(14.5)	86.0	106.4
Pest Control	55.9	(11.2)	22.1	(7.1)	59.7	64.8
Ambius	0.7	(1.8)	9.7	(1.0)	7.6	8.7
City Link	(70.9)	-	11.0	-	(59.9)	19.4
Facilities Services	32.8	(2.7)	10.9	(0.8)	40.2	38.7
Asia Pacific	-	20.9	-	(1.2)	19.7	31.4
Other	-	8.8	-	0.5	9.3	10.2
Central costs	(47.0)	7.5	0.4	0.1	(39.0)	(28.5)
	82.1	-	65.5	(24.0)	123.6	251.1

*Other than computer software and development costs.

2. Interest payable and similar charges

	2008 £m (unaudited)	2007 £m (audited)
Interest payable on bank loans and overdrafts	32.4	26.2
Interest payable on medium term notes issued	56.5	55.3
Net interest payable on fair value hedges	5.8	3.8
Interest on defined benefit plan liabilities (note 12)	54.1	51.5
Interest payable on finance leases	1.2	1.7
Foreign exchange loss/(gain) on translation of foreign denominated loans	0.1	(0.7)
Amortisation of discount on provisions	1.6	1.5
Net ineffectiveness of fair value hedges	3.4	1.1
Fair value gain on derivatives not designated in a hedge relationship[1]	(1.6)	-
Total interest payable and similar charges (continuing operations)	153.5	140.4

[1] The fair value gain on derivatives not designated in a hedge relationship includes fair value gains relating to forward rate agreements of £1.6m (2007: £nil).

3. Interest receivable

	2008 £m (unaudited)	2007 £m (audited)
Bank interest	29.9	16.2
Return on defined benefit plan assets (note 12)	61.7	52.3
Total interest receivable (continuing operations)	91.6	68.5

4. Income tax expense

	2008 £m (unaudited)	2007 £m (audited)
Analysis of charge in the period		
UK Corporation tax at 28.5% (2007: 30%)	**15.4**	8.5
Double tax relief	**(15.4)**	(13.0)
	-	(4.5)
Overseas taxation	**28.8**	31.6
Adjustment in respect of previous periods	**(16.4)**	(6.2)
Total current tax	**12.4**	20.9
Deferred tax	**(6.0)**	9.4
Total income tax expense (continuing operations)	**6.4**	30.3

5. Discontinued operations and disposals

Disposals

Details of net assets disposed and disposal proceeds are as follows:

	2008 £m (unaudited)
Costs deferred from prior periods	**(2.1)**
Cash outflow from disposal of companies and businesses	**(2.1)**

A provision amounting to £5m in respect of legal claims relating to a discontinued business was released during the year resulting in a profit on discontinued operations of £5m.

6. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust for UK employees, which are treated as cancelled.

	2008 £m (unaudited)	2007 £m (audited)
Profit from continuing operations attributable to equity holders of the company	**13.8**	109.5
Profit from discontinued operations attributable to equity holders of the company	**5.0**	546.8
Profit from continuing and discontinued operations attributable to equity holders of the company	**18.8**	656.3
Weighted average number of ordinary shares in issue	**1,807.4**	1,807.2
Basic earnings per share from continuing operations	**0.76p**	6.06p
Basic earnings per share from discontinued operations	**0.28p**	30.26p
Basic earnings per share from continuing and discontinued operations	**1.04p**	36.32p

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of all potential dilutive ordinary shares. The company has two categories of potential dilutive ordinary shares, being those share options granted to employees where the exercise price is less than the average market price of the company's shares during the year and long-term incentive awards granted to key executives and managers where performance conditions have not been met and the awards are still in their vesting period at the end of the year.

	2008 £m (unaudited)	2007 £m (audited)
Profit from continuing operations attributable to equity holders of the company	**13.8**	109.5
Profit from discontinued operations attributable to equity holders of the company	**5.0**	546.8
Profit from continuing and discontinued operations attributable to equity holders of the company	**18.8**	656.3
Weighted average number of ordinary shares in issue	**1,807.4**	1,807.2
Adjustment for share options and LTIPS	**-**	-
Weighted average number of ordinary shares for diluted earnings per share	**1,807.4**	1,807.2
Diluted earnings per share from continuing operations	**0.76p**	6.06p
Diluted earnings per share from discontinued operations	**0.28p**	30.26p
Diluted earnings per share from continuing and discontinued operations	**1.04p**	36.32p

7. Dividends

	2008 £m (unaudited)	2007 £m (audited)
2006 final dividend paid – 5.25p per share	**-**	94.9
2007 final dividend paid – 5.25p per share	**94.9**	-
2007 interim dividend paid – 2.13p per share	**-**	38.5
2008 interim dividend paid – 0.65p per share	**11.8**	-
	106.7	133.4

The board is not recommending the declaration of a final dividend for 2008.

8. Intangible assets

	Goodwill £m	Customer lists and relationships £m	Brands, patents and reacquired franchise rights £m	Computer software £m	Development costs £m	Total £m
Cost						
At 1 January 2007 (audited)	336.4	322.6	29.4	35.0	0.8	724.2
Exchange differences	9.9	16.6	0.2	1.5	-	28.2
Additions	-	-	-	12.6	0.1	12.7
Disposals / retirements	-	-	-	(15.2)	-	(15.2)
Acquisition of companies and businesses	105.8	96.3	16.0	0.1	-	218.2
Disposal of companies and businesses	(22.4)	(59.3)	-	(8.3)	(0.8)	(90.8)
Reclassification	1.1	-	(1.0)	-	(0.1)	-
At 31 December 2007 (audited)	430.8	376.2	44.6	25.7	-	877.3
At 1 January 2008 (audited)	**430.8**	**376.2**	**44.6**	**25.7**		**877.3**
Exchange differences	**57.3**	**78.2**	**6.7**	**5.7**	**-**	**147.9**
Additions	**-**	**-**	**-**	**8.2**	**-**	**8.2**
Disposals	**-**	**-**	**(1.1)**	**(3.5)**	**-**	**(4.6)**
Acquisition of companies and businesses	**14.9**	**25.7**	**1.1**	**-**	**-**	**41.7**
Reclassification	**0.3**	**(0.3)**	**-**	**-**	**-**	**-**
At 31 December 2008 (unaudited)	**503.3**	**479.8**	**51.3**	**36.1**	**-**	**1,070.5**
Accumulated amortisation and impairment						
At 1 January 2007 (audited)	-	(141.7)	(2.4)	(20.8)	(0.2)	(165.1)
Exchange differences	-	(9.8)	-	(1.0)	-	(10.8)
Disposals	-	-	-	5.6	-	5.6
Disposal of companies and businesses	-	14.6	-	4.7	0.2	19.5
Amortisation charge	-	(32.2)	(8.4)	(2.9)	-	(43.5)
At 31 December 2007 (audited)	-	(169.1)	(10.8)	(14.4)	-	(194.3)
At 1 January 2008 (audited)	**-**	**(169.1)**	**(10.8)**	**(14.4)**	**-**	**(194.3)**
Exchange differences	**(2.6)**	**(46.4)**	**(1.5)**	**(3.7)**	**-**	**(54.2)**
Disposals	**-**	**-**	**1.1**	**1.5**	**-**	**2.6**
Impairment charge	**(14.4)**	**-**	**-**	**-**	**-**	**(14.4)**
Amortisation charge	**-**	**(42.5)**	**(8.6)**	**(4.2)**	**-**	**(55.3)**
At 31 December 2008 (unaudited)	**(17.0)**	**(258.0)**	**(19.8)**	**(20.8)**	**-**	**(315.6)**
Net Book Value						
1 January 2007 (audited)	336.4	180.9	27.0	14.2	0.6	559.1
31 December 2007 (audited)	430.8	207.1	33.8	11.3	-	683.0
31 December 2008 (unaudited)	**486.3**	**221.8**	**31.5**	**15.3**	**-**	**754.9**

9. Property, plant and equipment

	Land & buildings £m	Equipment for rental £m	Other plant and equipment £m	Vehicles and office equipment £m	Total £m
Cost					
At 1 January 2007 (audited)	168.0	386.2	252.9	264.3	1,071.4
Exchange differences	10.6	33.4	16.2	11.3	71.5
Additions	28.0	112.5	30.5	44.5	215.5
Disposals	(19.8)	(67.1)	(21.6)	(73.7)	(182.2)
Acquisition of companies and businesses	2.7	1.4	2.5	6.9	13.5
Disposal of companies and businesses	(7.0)	(3.4)	(14.3)	(41.1)	(65.8)
At 31 December 2007 (audited)	182.5	463.0	266.2	212.2	1,123.9
At 1 January 2008 (audited)	**182.5**	**463.0**	**266.2**	**212.2**	**1,123.9**
Exchange differences	**40.2**	**137.9**	**61.0**	**47.2**	**286.3**
Additions	**13.3**	**136.8**	**29.9**	**49.6**	**229.6**
Disposals	**(9.6)**	**(64.6)**	**(30.8)**	**(52.3)**	**(157.3)**
Acquisition of companies and businesses	**(1.0)**	**0.1**	**0.5**	**1.2**	**0.8**
Reclassifications	**(4.1)**	**-**	**2.3**	**1.8**	**-**
At 31 December 2008 (unaudited)	**221.3**	**673.2**	**329.1**	**259.7**	**1,483.3**
Accumulated depreciation and impairment					
At 1 January 2007 (audited)	(43.3)	(207.5)	(165.5)	(142.0)	(558.3)
Exchange differences	(3.0)	(18.5)	(9.9)	(6.1)	(37.5)
Disposals	11.7	65.4	18.7	54.5	150.3
Disposal of companies and businesses	3.4	3.2	9.2	22.0	37.8
Impairment charge	-	(0.1)	(1.2)	-	(1.3)
Depreciation charge	(4.3)	(93.9)	(18.1)	(37.4)	(153.7)
At 31 December 2007 (audited)	(35.5)	(251.4)	(166.8)	(109.0)	(562.7)
At 1 January 2008 (audited)	**(35.5)**	**(251.4)**	**(166.8)**	**(109.0)**	**(562.7)**
Exchange differences	**(10.6)**	**(78.0)**	**(38.3)**	**(26.6)**	**(153.5)**
Disposals	**4.8**	**63.2**	**28.7**	**44.0**	**140.7**
Reclassifications	**0.1**	**-**	**-**	**(0.1)**	**-**
Depreciation charge	**(6.2)**	**(115.7)**	**(23.4)**	**(41.3)**	**(186.6)**
At 31 December 2008 (unaudited)	**(47.4)**	**(381.9)**	**(199.8)**	**(133.0)**	**(762.1)**
Net Book Value					
At 1 January 2007 (audited)	124.7	178.7	87.4	122.3	513.1
At 31 December 2007 (audited)	147.0	211.6	99.4	103.2	561.2
At 31 December 2008 (unaudited)	**173.9**	**291.3**	**129.3**	**126.7**	**721.2**

10. Cash and cash equivalents

	2008 £m (unaudited)	2007 £m (audited)
Cash at bank and in hand	**98.4**	95.7
Short-term bank deposits	**5.7**	-
	104.1	95.7

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	2008	2007
Cash and cash equivalents	**104.1**	95.7
Bank overdrafts (note 11)	**(41.7)**	(9.2)
	62.4	86.5

11. Bank and other borrowings

	2008 £m (unaudited)	2007 £m (audited)
Non-current		
Bank borrowings	**437.2**	1.6
Other loans	**921.3**	651.3
Finance lease liabilities	**15.6**	9.5
	1,374.1	662.4
Current		
Bank overdrafts (note 10)	**41.7**	9.2
Bank borrowings	**13.9**	11.7
Other loans	**32.0**	351.4
Finance lease liabilities	**4.6**	8.1
	92.2	380.4
Total bank and other borrowings	**1,466.3**	1,042.8

11. Bank and other borrowings - continued

The group's policy is to fund its businesses centrally with borrowings that are substantially denominated (90% or greater) in the same currency or effective currency as those operations, and in the same proportion as the group's forecast cash flows generated by those businesses. Due to the issues experienced at City Link in 2008 and the subsequent underperformance of sterling cash flow, there has been a switch away from sterling debt toward euro and dollar denominated debt. The mix of the group's debt and various notes held under its 2.5bn Euro Medium Term Note programme are shown below.

	Matures	IAS 39 hedging	Interest coupon	2008 £m (unaudited)	2007 £m (audited)
£300m Bond	03/16	FV	Fixed rate - 5.75% pa	(339.6)	(304.8)
£250m Bond	11/08	FV	Fixed rate - 6.125% pa	-	(250.1)
£75m Bond	09/13	NA	Floating rate – 3 month LIBOR + 3.98%	(75.5)	-
£50m Bond	10/13	NA	Floating rate – 3 month LIBOR + 3.25%	(49.8)	-
Sterling RCF bank drawings				(80.0)	-
Sterling legs of foreign exchange swaps		Mainly NIH		355.4	15.5
€500m Bond	03/14	NIH	Fixed rate – 4.625% pa	(487.7)	(373.3)
€100m Bond	07/08	NA	Floating rate – 3 month EURIBOR +0.28%	-	(74.5)
Euro RCF bank drawings				(191.5)	-
Euro foreign exchange swaps		Mainly NIH		(315.6)	45.6
US dollar RCF bank drawings				(164.7)	-
US dollar foreign exchange swaps				(39.8)	(61.1)
Finance leases in various currencies				(20.2)	(17.6)
Non-current bank borrowings				(1.0)	(0.9)
Notes issued by subsidiaries of Rentokil Initial plc				(0.7)	(0.7)
Current bank borrowings				(13.9)	(11.7)
Net cash and cash equivalents				62.4	86.5
Net debt				(1,362.2)	(947.1)

Key FV - Fair value hedge accounting applied
NA - Hedge accounting not applied
NIH - Designated for Net Investment Hedging

12. Retirement benefit obligations

These defined benefit schemes are re-appraised annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19 requirements.

The principal assumptions used for the UK RIPS scheme are shown below.

	2008 £m (unaudited)	2007 £m (audited)
Weighted average %		
Discount rate	6.4%	6.0%
Expected return on plan assets	6.0%	6.1%
Future salary increases	3.7%	4.1%
Future pension increases	2.9%	3.4%

The amounts recognised in the balance sheet for the total of the UK RIPS and other[1] schemes are determined as follows:

	2008	2007
Present value of funded obligations	(901.7)	(931.9)
Fair value of plan assets	1,049.3	992.9
	147.6	61.0
Present value of unfunded obligations	(12.7)	(11.0)
Asset in the balance sheet	134.9	50.0

Represented on the balance sheet as follows:

	2008	2007
Retirement benefit assets	154.4	63.9
Retirement benefit liabilities	(19.5)	(13.9)
	134.9	50.0

The fair value of plan assets at the balance sheet date for the total of the UK RIPS and other[1] schemes is analysed as follows:

	2008 £m (unaudited)	2007 £m (audited)
Equity instruments	140.4	181.7
Debt instruments	598.6	714.2
Property	0.5	0.8
Cash	48.2	56.2
Swaps	261.6	40.0
	1,049.3	992.9

12. Retirement benefit obligations (continued)

The amounts recognised in the income statement for the total of the UK RIPS and other[1] schemes are as follows:

	2008 £m (unaudited)	2007 £m (audited)
Current service cost[2]	1.7	2.0
Interest cost[2] (note 2)	54.1	51.5
Amount charged to pension liability	55.8	53.5
Expected return on plan assets[2] (note 3)	(61.7)	(52.3)
Total pension (income) / cost	(5.9)	1.2

[1] Other retirement benefit plans are predominantly made up of defined benefit plans situated in Ireland, Germany, Australia, Belgium, Norway and France.
[2] Service costs are charged to operating expenses and interest cost and return on plan assets to interest payable and receivable respectively.

13. Provisions for other liabilities and charges

	Vacant properties £m	Environmental £m	Self insurance £m	Other £m	Total £m
At 1 January 2007 (audited)	36.3	35.9	46.0	32.7	150.9
Exchange differences	-	(0.1)	(0.2)	0.3	-
Additional provisions	21.4	4.0	13.2	5.5	44.1
Reclassification	0.5	-	1.8	(2.3)	-
Acquisition of companies and businesses	0.7	1.0	-	0.9	2.6
Amounts reversed	(6.5)	(13.0)	(4.9)	-	(24.4)
Unwinding of discount on provisions	0.6	0.9	-	-	1.5
Utilised during the year	(17.9)	(2.6)	(12.9)	(16.8)	(50.2)
At 31 December 2007 (audited)	35.1	26.1	43.0	20.3	124.5
At 1 January 2008 (audited)	**35.1**	**26.1**	**43.0**	**20.3**	**124.5**
Exchange differences	**0.1**	**2.7**	**5.0**	**0.5**	**8.3**
Additional provisions	-	**1.2**	**10.3**	**19.0**	**30.5**
Amounts reversed – continuing	-	**(1.1)**	-	**(1.5)**	**(2.6)**
Amounts reversed – discontinued	-	-	-	**(5.0)**	**(5.0)**
Unwinding of discount on provisions	**0.3**	**1.3**	-	-	**1.6**
Utilised during the year	**(5.0)**	**(5.1)**	**(13.0)**	**(11.7)**	**(34.8)**
At 31 December 2008 (unaudited)	**30.5**	**25.1**	**45.3**	**21.6**	**122.5**

Provisions analysed as follows:

	2008 £m (unaudited)	2007 £m (audited)
Non-current	**91.0**	73.8
Current	**31.5**	50.7
	122.5	124.5

Vacant properties

The group has a number of vacant and partly sub-let leasehold properties, with the majority of the head leases expiring before 2020. Provision has been made for the residual lease commitments together with other outgoings, after taking into account existing sub-tenant arrangements and assumptions relating to later periods of vacancy.

Environmental

The group owns a number of properties in the UK, Europe and the USA where there is land contamination and provisions are held for the remediation of such contamination. These provisions are expected to be substantially utilised within the next 5 years.

Self insurance

The group purchases external insurance from a portfolio of international insurers for its key insurable risks in order to limit the maximum potential loss that could be suffered in any one year. Individual claims are met in full by the group up to agreed self insured limits in order to limit volatility in claims. During the later part of 2008, the group purchased external insurance to replace some of the previously self insured risks. Provision is still held for self insured past cover.

The calculated cost of self insurance claims, based on an actuarial assessment of claims incurred at the balance sheet date, is accumulated as claims provisions.

Other

Other provisions principally comprise amounts required to cover obligations arising, warranties given and costs relating to disposed businesses together with amounts set aside to cover certain legal and regulatory claims. These provisions are expected to be substantially utilised within the next 5 years.

The above provisions have been discounted where appropriate using a discount rate of 3.0% (2007: 3.2%) for the UK and 2.1% (2007: 2.4%) for the USA.

14. Statement of changes in equity

	Called up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Minority interest £m	Total equity £m
At 1 January 2007 (audited)	18.1	6.2	(1,728.6)	1,164.3	6.4	(533.6)
Total recognised income for the year	-	-	4.5	723.2	-	727.7
Dividends paid to ordinary shareholders	-	-	-	(133.4)	-	(133.4)
New share capital issued	-	0.6	-	-	-	0.6
Cost of share options and long term incentive plan	-	-	-	2.0	-	2.0
Minority interest share of profit	-	-	-	(2.2)	2.2	-
Minority interest acquired	-	-	-	-	0.7	0.7
Cumulative exchange recycled to income statement on disposal of foreign subsidiary	-	-	(3.8)	-	-	(3.8)
Currency translation difference on minority interest	-	-	-	-	0.1	0.1
Dividends paid to minority interests	-	-	-	-	(2.0)	(2.0)
At 31 December 2007 (audited)	18.1	6.8	(1,727.9)	1,753.9	7.4	58.3
At 1 January 2008 (audited)	**18.1**	**6.8**	**(1,727.9)**	**1,753.9**	**7.4**	**58.3**
Total recognised (expense)/income for the period	-	-	(70.6)	55.5	-	(15.1)
Dividends paid to ordinary shareholders	-	-	-	(106.7)	-	(106.7)
Cost of share options and long term incentive plan	-	-	-	2.6	-	2.6
Minority interest share of profit	-	-	-	(2.6)	2.6	-
Currency translation difference on minority interest	-	-	-	-	0.6	0.6
Dividends paid to minority interests	-	-	-	-	(1.6)	(1.6)
At 31 December 2008 (unaudited)	**18.1**	**6.8**	**(1,798.5)**	**1,702.7**	**9.0**	**(61.9)**

Treasury shares of £11.1m (2007: £11.1m) have been netted against retained earnings. Treasury shares represent 7.4m (2007:7.4m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 31 December 2008 was £3.3m (2007: £8.9m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

	Other reserves					
	Capital reduction reserve £m	Legal £m	Cash flow hedge reserve £m	Translation reserve £m	Available-for-sale £m	Total £m
At 1 January 2007 (audited)	(1,722.7)	10.4	-	(15.6)	(0.7)	(1,728.6)
Net exchange adjustments offset in reserves	-	-	-	3.2	-	3.2
Available-for-sale investments marked to market	-	-	-	-	1.3	1.3
Total recognised income for the year	-	-	-	3.2	1.3	4.5
Cumulative exchange recycled on disposal of foreign subsidiary	-	-	-	(3.8)	-	(3.8)
At 31 December 2007 (audited)	(1,722.7)	10.4	-	(16.2)	0.6	(1,727.9)
At 1 January 2008 (audited)	(1,722.7)	**10.4**	-	**(16.2)**	**0.6**	**(1,727.9)**
Net exchange adjustments offset in reserves	-	-	-	**(68.1)**	-	**(68.1)**
Movement in cash flow hedge reserve	-	-	**(4.2)**	-	-	**(4.2)**
Available-for-sale investments marked to market	-	-	-	-	**1.7**	**1.7**
Total recognised (expense)/ income for the year	-	-	**(4.2)**	**(68.1)**	**1.7**	**(70.6)**
At 31 December 2008 (unaudited)	**(1,722.7)**	**10.4**	**(4.2)**	**(84.3)**	**2.3**	**(1,798.5)**

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc under section 425 of the Companies Act 1982 to introduce a new holding company, Rentokil Initial plc and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p. The effect of this capital reorganisation transaction, which was treated as a reverse acquisition in the group financial statements, was to increase distributable reserves by £1,792.3m.

	2008 **£m** **(unaudited)**	2007 £m (audited)
Share Capital		
Authorised		
4,100,000,000 ordinary shares of 1p each	**41.0**	**41.0**
Issued and fully paid		
At 1 January – 1,814,831,011 shares (2007: 1,814,432,961)	**18.1**	**18.1**
Share options exercised – nil shares (2007: 398,050)	-	-
At 31 December – 1,814,831,011 (2007: 1,814,831,011)	**18.1**	**18.1**

15. Cash generated from operating activities

	2008 £m (unaudited)	2007 £m (audited)
Profit for the year	**21.4**	658.5
Adjustments for:		
- Profit on sale of discontinued operations	**-**	(524.8)
- Cumulative translation exchange gain recycled on discontinued operations	**-**	(3.8)
- Profit on sale of continuing operations	**-**	(0.3)
- Discontinued operations tax and interest	**-**	5.9
- Tax	**6.4**	30.3
- Share of profit from associates	**(2.6)**	(2.0)
- Interest income	**(91.6)**	(68.5)
- Interest expense	**153.5**	140.4
- Depreciation	**186.6**	153.7
- Amortisation and impairment of intangible assets*	**65.5**	40.6
- Amortisation of computer software and development costs	**4.2**	2.9
- LTIP charges	**2.6**	2.2
- Loss/(profit) on sale and impairment of property, plant and equipment	**0.8**	(24.7)
- Loss on disposal of intangible assets	**2.0**	9.6
Changes in working capital		
- Inventories	**(5.3)**	0.8
- Trade and other receivables	**33.4**	(27.5)
- Trade and other payables and provisions	**(24.9)**	(41.4)
Cash generated from operating activities before special pension contribution	**352.0**	351.9
Special pension contribution	**(33.3)**	(80.0)
Cash generated from operating activities	**318.7**	271.9

* Other than computer software and development costs.

16. Reconciliation of net increase/(decrease) in cash and bank overdrafts to net debt

	2008 £m (unaudited)	2007 £m (audited)
Net increase/(decrease) in cash and bank overdrafts	**79.1**	(32.6)
Movement on finance leases	**1.6**	11.9
Movement on loans	**(228.8)**	304.7
(Increase)/decrease in debt resulting from cash flows	**(148.1)**	284.0
Acquisition of companies and businesses	**-**	(4.4)
Disposal of companies and businesses	**-**	9.1
Revaluation of net debt	**(39.5)**	(5.5)
Net debt translation differences	**(227.5)**	(42.1)
Movement on net debt in the year	**(415.1)**	241.1
Opening net debt	**(947.1)**	(1,188.2)
Closing net debt	**(1,362.2)**	(947.1)
Closing net debt comprises:		
Cash and cash equivalents (note 10)	**104.1**	95.7
Bank and other short-term borrowings (note 11)	**(92.2)**	(380.4)
Bank and other long-term borrowings (note 11)	**(1,374.1)**	(662.4)
Total net debt	**(1,362.2)**	(947.1)

17. Free cash flow

	2008 £m (unaudited)	2007 £m (audited)
Net cash generated from operating activities	**225.3**	187.9
Add back: special pension contribution	**33.3**	80.0
	258.6	267.9
Purchase of property, plant and equipment (PPE)	**(222.6)**	(206.6)
Purchase of intangible fixed assets	**(8.2)**	(12.7)
Leased property, plant and equipment	**(7.0)**	(9.4)
Proceeds from sale of PPE	**15.8**	57.9
Proceeds from sale of available-for-sale investments	**-**	3.4
Dividends received from associates	**1.1**	5.6
Dividends paid to minority interests	**(1.6)**	(2.0)
Interest element of finance lease payments	**(1.2)**	(2.0)
Free cash flow	**34.9**	102.1

18. Business combinations

The group purchased 100% of the share capital of Ray Werk, an Austrian Textiles company on 31 December 2008. The group also made asset purchases of Delcol, a company based in Malaysia supplying bottled water, on 8 January 2008 and Watch All, a pest control business in the USA, on 1 March 2008. The group also purchased 100% of the share capital and trade and assets of a number of smaller companies and businesses. The total consideration for all acquisitions during the year was £42.0m.

Details of goodwill and the fair value of net assets acquired are as follows:

	Ray Werk £m (unaudited)	Delcol £m (unaudited)	Watch All £m (unaudited)	Other £m (unaudited)	2008 £m (unaudited)
Purchase consideration:					
- Cash paid	0.6	4.6	4.2	18.3	27.7
- Direct costs relating to the acquisition	0.4	-	0.2	3.7	4.3
- Consideration deferred to future periods	5.1	-	0.5	4.2	9.8
- Direct costs deferred to future periods	0.1	-	-	0.1	0.2
Total purchase consideration	6.2	4.6	4.9	26.3	42.0
Fair value of net assets acquired	(3.7)	1.0	(2.2)	(22.2)	(27.1)
Goodwill	2.5	5.6	2.7	4.1	14.9

Goodwill represents the synergies, workforce and other benefits expected as a result of combining the respective businesses.

Acquisition consideration by management division	2008 £m (unaudited)
Textiles & Washroom Services	6.4
Pest Control	17.0
Ambius	1.2
City Link	2.2
Facilities Services	0.5
Asia	14.7
Other	-
	42.0

The book value of assets and liabilities arising from acquisitions are as follows:

	Ray Werk £m (unaudited)	Delcol £m (unaudited)	Watch All £m (unaudited)	Other £m (unaudited)	2008 £m (unaudited)
Non-current assets					
- Intangible assets[1]	-	-	-	-	-
- Property, plant and equipment	0.4	1.1	-	0.4	1.9
- Other investments	0.1	-	-	-	0.1
Current assets	2.5	1.2	0.3	4.1	8.1
Current liabilities	(1.0)	-	(0.1)	(1.8)	(2.9)
Non-current liabilities	-	-	-	(0.8)	(0.8)
Net assets acquired	2.0	2.3	0.2	1.9	6.4

The provisional fair value adjustments to the book value of assets and liabilities arising from acquisitions during the year and adjustments made to prior period acquisitions are as follows:

	Ray Werk £m (unaudited)	Delcol £m (unaudited)	Watch All £m (unaudited)	Other £m (unaudited)	2008 £m (unaudited)
Non-current assets					
- Intangible assets[1]	2.3	-	2.0	22.5	26.8
- Property, plant and equipment	-	(1.1)	-	-	(1.1)
- Other investments	-	-	-	-	-
Current assets	-	(1.2)	-	-	(1.2)
Current liabilities	-	(1.0)	-	-	(1.0)
Non-current liabilities	(0.6)	-	-	(2.2)	(2.8)
Net assets acquired	1.7	(3.3)	2.0	20.3	20.7

The fair value adjustments above include £0.6m in respect of prior year acquisitions following the finalisation of the acquisition accounting. The prior year numbers have not been adjusted on the grounds of materiality.

18. Business combinations (continued)

The provisional fair value[2] of assets and liabilities arising from acquisitions in the year and adjustments in respect of prior period acquisitions is are as follows:

	Ray Werk £m (unaudited)	Delcol £m (unaudited)	Watch All £m (unaudited)	Other £m (unaudited)	2008 £m (unaudited)
Non-current assets					
- Intangible assets[1]	2.3	-	2.0	22.5	26.8
- Property, plant and equipment	0.4	-	-	0.4	0.8
- Other investments	0.1	-	-	-	0.1
Current assets	2.5	-	0.3	4.1	6.9
Current liabilities	(1.0)	(1.0)	(0.1)	(1.8)	(3.9)
Non-current liabilities	(0.6)	-	-	(3.0)	(3.6)
Net assets acquired	3.7	(1.0)	2.2	22.2	27.1

[1] Other than computer software and development costs.
[2] The provisional fair values will be finalised in the 2009 financial statements. They are provisional since the acquisition accounting has not yet been finalised and as a result of the proximity of many acquisitions to the year end.

	Ray Werk £m (unaudited)	Delcol £m (unaudited)	Watch All £m (unaudited)	Other £m (unaudited)	2008 £m (unaudited)
Total purchase consideration	6.2	4.6	4.9	26.3	42.0
Consideration payable in future periods	(5.1)	-	(0.5)	(4.2)	(9.8)
Direct costs deferred to future periods	(0.1)	-	-	(0.1)	(0.2)
Purchase consideration (paid in cash)	1.0	4.6	4.4	22.0	32.0
Cash and cash equivalents in acquired companies and businesses	(0.6)	-	-	(0.1)	(0.7)
Cash outflow on current year acquisitions	0.4	4.6	4.4	21.9	31.3
Deferred consideration from prior periods paid	-	-	-	9.6	9.6
Cash outflow on current and past acquisitions	0.4	4.6	4.4	31.5	40.9

From the dates of acquisition to 31 December 2008, these acquisitions contributed £33.2m to revenue and £1.0m to operating profit. If the acquisitions had occurred on 1 January 2008, these acquisitions would have contributed £42.6m to revenue and £1.1m to operating profit.

19. Post balance sheet events

There were no significant post balance sheet events affecting the group since 31 December 2008.

20. Legal statements

The financial information in this statement is not audited and does not constitute statutory accounts within the meaning of s.240 of the Companies Act 1985 (as amended). Full accounts for Rentokil Initial plc for the year ended 31 December 2007 have been delivered to the registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) OR Section 237(3) of the UK Companies Act 1985.

The financial information in this statement contains extracts from the 2008 Annual Report, which will be issued in April 2009 and prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union. The accounting policies (that comply with IFRS) used by Rentokil Initial plc (the "group") are consistent with those set out in the 2007 Annual Report. The group has not early adopted IFRS 8, "Operating Segments" in 2008. A full list of policies will be presented in the 2008 Annual Report.

21. 2008 Annual Report

Copies of the 2008 Annual Report will be despatched to shareholders who have elected to receive hard copies and will also be available from the company's registered office at Portland House, Bressenden Place, London, SW1E 5BH and at the company's website, www.rentokil-initial.com in HTML and PDF formats.

22. Financial calendar

For those shareholders who have elected to receive a printed copy, the Annual Report for 2008 will be mailed on 7 April 2009.

The Annual General Meeting will be held at 4 Hamilton Place, London, W1J 7BQ on 13 May 2009 at 11.00am.

END